TO OUR SHAREHOLDERS:

     Entering 2000 we fully expected to complete a transaction at Danielson Holding Corporation ("Danielson"). There were numerous opportunities reviewed by both Danielson and Equity Group Investments, LLC ("EGI"). However, difficult as it was, we chose to stick to our discipline and continue to seek out a transaction that would maximize shareholder value. We were not going to complete a transaction for the sake of meeting an artificial deadline. As a result, we are now being rewarded for our patience. In our current economic environment, there are many more opportunities being presented to us, or which we originate, on terms that are more favorable and more consistent with the investment philosophies of our organizations. The current credit crunch and liquidity issues in the marketplace seem to be a superior backdrop for our long-term, value-oriented investment strategy. At this time last year, proposals flew into our offices regarding the development of such hot concepts as internet incubators. Today, the proposals involve under-capitalized companies with too much debt and fixed income portfolios that must be unloaded by investors in search of liquidity. Operating businesses once attractive at ten or eleven times operating income are now available at six to eight times operating income. Both deal flow and parties interested in transacting business with Danielson have increased. We look back at 2000 as an educational experience from which we have gained an even better understanding of the type of transaction we should consummate.

     Some of the steps we have taken to position Danielson to maximize shareholder value include: the creation of additional cash at the holding company through investment gains and dividends from our principal operating subsidiary; a limited issuance of Danielson common stock to increase our public float and raise a modest amount of cash; and the streamlining of our corporate organization structure at the subsidiary level.

     In addition, the relationship between Danielson and EGI has grown even stronger. We examine every opportunity from very different perspectives, yet we almost always reach similar conclusions. Our respective organizations also bring a diverse source of deal flow. Together we have reviewed many deals, liked few, explored even less and bid on a handful. Those deals on which we bid could probably be completed today for even less. That is why we remain extremely optimistic about our prospects for getting a deal done on our terms. As the deal flow increases, we expect to be able to reward Danielson shareholders with a transaction that should enhance shareholder value.

     In certain respects, our insurance subsidiary had a better year in 2000. The results were primarily based on realized gains in the investment portfolio. As we discussed last year, we deployed excess capital at our insurance subsidiary into the equity markets. We chose to realize many of the gains in that portfolio.

     In creating more than $8 million in realized gains, we enabled the insurance subsidiary to dividend to Danielson some cash, which will be quite useful in any transaction. Notwithstanding the success we had in the equity portfolio, the operating insurance business continues to perform poorly. The insurance environment in California remains extremely difficult. Loss ratios are at historically high levels. There have been numerous recent news stories concerning California workers' compensation carriers who are suffering increasing losses and other financial hardships. In addition, the auto market remains competitive notwithstanding the negative loss experience shared by all. Increases in premium rates have done little to offset the negative loss experience. While our efforts to diversify our book of business have gone a long way to limit our risk, almost all lines have performed poorly. The best news we have involves our run-off book, which continues to be effectively managed. Our skilled management team has done an exceptional job in recovering all reinsurance to which our insurance subsidiary is entitled. Moreover, we unwound a reinsurance treaty with Reliance Insurance and received a settlement fee of approximately $8 million before that company went into financial distress.

     As always, we will continue to take an extremely  conservative  stance with
our  operating  insurance   businesses--preserving  our  total  asset  base  and
attributes as the number one priority.

     Lastly,   when  we  announce  a  transaction,   we  will  likely  need  our
shareholders' support. We intend to use the ABC Warrant that we discussed last year to raise additional capital from our shareholder base. Terms of the first call under the ABC Warrant will be determined when we identify the investment opportunity. Time will likely be of the essence so shareholder support and participation will be important.

     In summary, we would have preferred to make a significant investment last year, but we believe that the opportunities today are far more interesting than the opportunities of the past year. We are disappointed with our insurance companies' operating results, but with effective portfolio investing, we have succeeded in maintaining our book, while most small insurance companies are not only suffering in the competitive market place but losing economic value as well. We remain committed to our shareholder value creation strategy and hope to complete a significant investment in the near term. Thank you for your continued support.


Sincerely,

/s/Samuel Zell                          /s/ Martin J. Whitman
-----------------                       ---------------------
Samuel Zell                             Martin J. Whitman
Chairman                                Chief Executive Officer

                          2000 Annual Report

                                                   As of and for the years
                                                       ended December 31,
                                              ----------------------------------
(IN THOUSANDS, EXCEPT SHARE AND
PER SHARE AMOUNTS, STOCK PRICES AND EMPLOYEES)     2000       1999       1998
--------------------------------------------------------------------------------
RESULTS OF OPERATIONS
Earned premiums ........................   $   67,034   $   54,040   $   55,411
Total revenues .........................   $   86,237   $   71,158   $   64,744
Net income .............................   $    1,030   $    1,255   $    2,301
Net cash provided by (used in) continuing
  operating activities .................   $    6,644   $  (6,478)   $   (5,170)
Net income per diluted share
  of Common Stock ......................   $     0.05   $    0.07    $     0.14
Combined ratio .........................        123.1%      125.2%       108.6%
================================================================================

BALANCE SHEET AND OTHER DATA
Total investments ......................   $  154,130   $  140,391   $  134,859
Policyholder liabilities ...............   $  123,601   $  111,987   $  109,539
Stockholders' equity ...................   $   81,330   $   76,226   $   63,273
Book value per share of Common Stock ... $ 4.21 $ 4.13 $ 4.06 Common Stock price range
  High .................................   $    7 3/8   $    7 1/2   $    8 1/8
  Low ..................................   $    3 7/8   $    2 7/8   $    3
Shares of Common Stock

  outstanding at year end ..............   19,295,954   18,476,265   15,576,276
Employees of continuing

  operations at year end ...............          156          138          155

                           FINANCIAL TABLE OF CONTENTS

                           ---------------------------

Selected Consolidated Financial Data .......................................   2

Management's Discussion and Analysis of

  Financial Condition and Results of Operations ............................   3

Consolidated Statements of Operations ......................................   9

Consolidated Balance Sheets ................................................  10

Consolidated Statements of Stockholders' Equity ............................  11

Consolidated Statements of Cash Flows ......................................  12

Notes to Consolidated Financial Statements .................................  13

Independent Auditors' Report ...............................................  25

Responsibility for Financial Reporting .....................................  25

Quarterly Financial Data ...................................................  26

Stock Market Prices ........................................................  26

                 DANIELSON HOLDING CORPORATION AND SUBSIDIARIES

                      SELECTED CONSOLIDATED FINANCIAL DATA

                           ---------------------------

     The following selected financial data of Danielson Holding Corporation and its subsidiaries should be read in conjunction with the Consolidated Financial Statements and Notes thereto and Management's Discussion and Analysis of Financial Condition and Results of Operations, included elsewhere in this Report.


                                                                           YEARS ENDED DECEMBER 31,
                                                -----------------------------------------------------------------------------------
(IN THOUSANDS, EXCEPT SHARE AND
  PER SHARE AMOUNTS)                                2000            1999            1998            1997            1996
-----------------------------------------------------------------------------------------------------------------------------------
A. RESULTS OF OPERATIONS
Total revenues ...............................  $    86,237     $    71,158     $    64,744     $    65,746     $    48,704
Income (loss) from continuing operations
  before extraordinary items .................  $     1,030     $     1,255     $     2,301     $     4,589     $    (6,240)(1,2)
Net loss from discontinued operations ........           --              --              --              --     $      (633)(3)
Loss on disposal of discontinued operations ..           --              --              --              --     $    (1,246)(3)
Net income (loss) ............................  $     1,030     $     1,255     $     2,301     $     4,589     $    (8,119)(1,2,3)
Diluted earnings (loss) per share
  of Common Stock:
  Income (loss) from continuing operations
    before extraordinary items ...............  $      0.05     $      0.07     $      0.14     $      0.28     $     (0.41)(1,2)
  Net loss from discontinued operations ......           --              --              --              --     $     (0.04)(3)
Loss on disposal of discontinued operations ..           --              --              --              --     $     (0.08)(3)
  Net income (loss) ..........................  $      0.05     $      0.07     $      0.14     $      0.28     $     (0.53)(1,2,3)
B. BALANCE SHEET DATA
Invested assets ..............................  $   154,130     $   140,391     $   134,859     $   142,823     $   151,555
Total assets .................................  $   210,829     $   194,752     $   180,895     $   187,773     $   196,419
Unpaid losses and loss adjustment expenses ...  $   100,030     $    94,934     $    95,653     $   105,947     $   120,651
Stockholders' equity .........................  $    81,330     $    76,226     $    63,273     $    63,920     $    58,853
Shares of Common Stock outstanding ...........   19,295,954(4)   18,476,265(4)   15,576,276(4)   15,576,287(4)   15,360,238(4)

(1) Includes expenses incurred in connection with the terminated proposed merger with Midland Financial Group, Inc. and non-recurring compensation expenses for death benefits and severance pay.

(2) Includes $10 million increase in provision for pre-1980 accident year losses and loss adjustment expenses relating to run-off businesses and $4 million reduction in policyholder dividend accrual.

(3) In 1996, DHC sold 100% of the common stock of Danielson Trust Company. Accordingly, Danielson Trust's results are reported herein as discontinued operations and are included in net income (loss).

(4) Does not give effect to currently exercisable options and, in 2000 and 1999, warrants to purchase shares of Common Stock.

                 DANIELSON HOLDING CORPORATION AND SUBSIDIARIES

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS
                           ---------------------------

GENERAL

     Danielson Holding Corporation ("DHC") is organized as a holding company with substantially all of its operations conducted by subsidiaries (collectively with DHC, the "Company"). DHC, on a parent-only basis, has limited continuing expenditures for rent and administrative expenses and derives revenues primarily from investment return on portfolio securities. Therefore, the analysis of the Company's financial condition is generally best done on an operating subsidiary basis. For additional information relating to the Company's organization, see
Note 1 of the Notes to Consolidated Financial Statements.

     The Company does not currently pay regular Federal income tax due to its net operating loss carryforwards and the recognition of losses from several trusts that assumed various liabilities of certain present and former subsidiaries of DHC. It is expected that the Company's 2000 consolidated Federal income tax return will report a cumulative net operating loss carryforward currently estimated at $899 million, which will expire in various amounts, if not used, between 2001 and 2019. Exclusive of the trusts' activities, the Company has generated cumulative taxable losses both historically and during the prior three years. Over the past several years, the Company's insurance operations have been generating losses exclusive of net investment income, net realized gains and the trusts' activities. DHC has historically generated losses at the holding company level. Therefore, these tax loss attributes are currently fully reserved, for valuation purposes, on the Company's financial statements. See Note 8 of the Notes to Consolidated Financial Statements.

     This Management's Discussion and Analysis of Financial Condition and Results of Operations, and certain Notes to Consolidated Financial Statements contain forward-looking statements, including statements concerning plans, capital adequacy, adequacy of reserves, utilization of tax losses, goals, future events or performance and underlying assumptions and other statements which are other than statements of historical facts. Such forward-looking statements may be identified, without limitation, by use of the words "believes", "anticipates", "expects", "intends", "plans", "estimates" and similar expressions. All such statements represent only current estimates or expectations as to future results and are subject to risks and uncertainties which could cause actual results to materially differ from current estimates or expectations. See "RISK FACTORS THAT MAY AFFECT FUTURE RESULTS."

RESULTS OF NAICC'S OPERATIONS

     The operations of the Company's principal subsidiary, National American Insurance Company of California (NAICC), are in property and casualty insurance.

PROPERTY AND CASUALTY INSURANCE OPERATIONS

     Net premiums earned were $67.0 million, $54.0 million and $55.4 million in 2000, 1999 and 1998, respectively. The change in net premiums earned were directly related to the change in net written premiums. Net written premiums were $73.1 million, $56.6 million and $58.9 million in 2000, 1999, and 1998, respectively.

     The overall increase in net written premiums in 2000 was attributable to growth in our commercial automobile insurance business. Workers' compensation net written premiums increased by $9.3 million during 2000 over the comparable year to date period in 1999 due to increased production primarily outside California, and decreased reinsurance coverage associated with the rescission of a treaty effective in 1999. The commercial automobile net written premiums grew from $12.7 million in 1999 to $23.1 million in 2000 due to increased production primarily in California. New written premiums for personal automobile insurance remained relatively flat during 2000.

     Premiums and fees receivable, net of allowances, increased by $3.9 million or 34%. The increase is attributable to the growth in installment premiums in our commercial automobile programs. In 1998, the Company introduced automobile programs that have installment features on policy terms in excess of six months. During 2000 these programs experienced significant growth. Premiums from the automobile program that generally offer policy terms less than six months and do not utilize installment plans declined in 2000. The effect of these trends was to increase the installment premium receivable by $4.0 million as well as the related unearned premium on those installment premiums. The Company expects this trend to continue into 2001.

     The increase in the allowance for premiums and fees receivable during 2000 of $726,000 was attributable to the change in the mix of premiums receivable in 2000 versus 1999. In 2000 the Company experienced significant growth in its automobile programs that have premium installment features as noted above. In conjunction with the increase in installment premiums the Company experienced an increase in collection efforts relating to such premiums, especially non-standard policies. As a result, the Company increased both its allowance for premiums and the amount of write-offs against such allowance. The Company expects this trend to continue in 2001.


     Net investment income was $7.7 million, $7.3 million and $7.7 million in 2000, 1999, and 1998, respectively. Net investment income has increased as fixed-income invested assets increased by $9.1 million. The increase in invested assets is attributable to increased premium volume and the receipt of the Reliance settlement. As of December 31, 2000 and 1999, the average yield on NAICC's portfolio was 6.6 percent and 6.6 percent, respectively. The estimated average maturity of the portfolio at December 31, 2000 was 3.25 years compared to 3.77 years at December 31, 1999.


     In January 1999, NAICC entered into a workers' compensation reinsurance agreement with Reliance Insurance Company ("Reliance Agreement") with a term of two years. The Reliance Agreement provided excess of loss coverage down to $10,000 and a 20 percent quota share below the excess retention resulting in a maximum net loss to NAICC of $18,000 per claim. During 1999, Reliance initiated efforts to rescind their workers' compensation reinsurance agreements with several insurance companies, including NAICC. NAICC was originally offered $5 million as a settlement, which was negotiated to $8 million. In determining whether the $8 million proposed settlement amount was reasonable, an antiicpated loss ratio was calculated based on existing reserves, which resulted in an estimated $8 to $9 million that would have been recoverable under the Reliance Agreement, and therefore management believed that the $8 million in present value was a reasonable settlement amount. Management believed it was in the best interest of the Company to accept the offer and agree to rescind the agreement based on several factors: (1) the projected premium and losses for 2000, (2) the negative press Reliance was beginning to receive in the summer of 1999 regarding certain underwriting pools, and, most importantly, (3) the potential for future credit risk of Reliance if the offer was rejected. Reliance did not provide the Company with any estimates of amounts reported under the initial agreements, did not disclose how they arrived at the additional compensation included in the overall settlement amount, and did not provide their reason for requesting rescission of the agreements as of their effective date.

     In the fourth quarter of 1999, NAICC executed an agreement to rescind the Reliance Agreement retroactive to its effective date. The terms of the rescission included the return of amounts paid during the nine month period the Reliance Agreement was active plus the settlement fee of $8.0 million paid by Reliance to eliminate further obligations under the contract. NAICC recognized a gain of $8,317,000 in the fourth quarter of 1999 as a result of this rescission. The gain represented the difference between the proceeds received of $11.5 million and the reinsurance recoverable balances due from Reliance at September 30, 1999. The results of operations include ceded premiums of $3,875,000, net of ceding commissions, and $417,000 of paid losses and loss adjustment expenses during the nine months the agreement was active. The gain realized should not be considered as an indication of an understatement of reserves or negative trends in this business.

                 DANIELSON HOLDING CORPORATION AND SUBSIDIARIES

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS
                           ---------------------------
                                   (CONTINUED)

     Net losses and loss adjustment expenses (LAE) were $60.5 million, $45.8 million, and $39.1 million in 2000, 1999, and 1998, respectively. The resulting net loss and LAE ratios were 90.3 percent, 84.7 percent and 70.6 percent in 2000, 1999 and 1998, respectively. The increase in the loss and LAE ratio during 2000 was attributable to higher than expected losses in our commercial and private passenger automobile programs and additional development in our run-off lines. The increase in the loss and LAE ratio in 1999 over 1998 was due to higher than expected losses in the California workers' compensation line and developments on certain businesses in run-off.

     Policy acquisition costs were $16.4 million, $13.9 million, and $13.3 million in 2000, 1999, and 1998. As a percentage of net premiums earned, policy acquisition expenses were 24.5 percent, 25.7 percent, and 24.0 percent in 2000, 1999, and 1998, respectively. Policy acquisition costs include expenses directly related to premium volume (i.e., commissions, premium taxes and state assessments) as well as certain underwriting expenses which are fixed in nature. The decline in the policy acquisition expense ratio in 2000 compared to 1999 was due primarily to an increase in our workers' compensation business which has a lower commission cost than our automobile programs. The increase in the policy acquisition expense ratio in 1999 over 1998 was due in part to an increase in our preferred private passenger automobile line of business. That line of business has higher commission costs than our non-standard private passenger automobile line of business.

     General and administrative expenses were $5.5 million, $5.8 million, and $7.3 million in 2000, 1999, and 1998, respectively. General and administrative expenses decreased in 2000 due to cost saving measures implemented by the Company at the end of 1999. The decrease in 1999 was in line with the overall premium activity for that year.

     Policyholder dividends incurred were $(144,817), $2.2 million, and $471,000 in 2000, 1999, and 1998, respectively. The negative policyholder dividend in 2000 was attributable to less participating business on the Montana workers' compensation policies which resulted in the adjustment of prior accruals to reflect aniticipated payments based on experience. The increase in the policyholder dividends during 1999 was attributable to the increase in our Montana workers' compensation policyholder dividends that historically have loss ratios well below those recorded in California.

     Combined underwriting ratios were 123.1 percent, 125.2 percent, and 108.6 in 2000, 1999, and 1998, respectively. The decrease in the combined ratio in 2000 was due to premium growth and reduced costs associated with producing such premiums. The increase in the combined ratio in 1999 was due to higher than expected loss costs, and policyholder dividends.

     The insurance operations had income from operations of $1.7 million, $3.0 million, and $4.1 million in 2000, 1999, and 1998, respectively. The decrease for 2000 was attributable to an increase in loss and loss adjustment expenses, which was offset in part by realized gains of $8.4 million. The decrease in 1999 was attributable to the decrease in premium volume, along with an increase in loss and loss adjustment expenses, which was offset in part by the gain on a treaty rescission of $8.3 million.

LIQUIDITY AND CAPITAL RESOURCES

     The Company's insurance subsidiaries require both readily liquid assets and adequate capital to meet ongoing obligations to policyholders and claimants, as well as to pay ordinary operating expenses. The primary sources of funds to meet these obligations are premium revenues, investment income, recoveries from reinsurance and, if required, the sale of invested assets. NAICC's investment policy guidelines require that all liabilities be matched by a comparable amount of investment grade assets. Management believes that NAICC has both adequate capital resources and sufficient reinsurance to meet any unforeseen events such as natural catastrophes, reinsurer insolvencies, or possible reserve deficiencies.

     The Company meets both its short-term and long-term liquidity requirements through operating cash flows that include premium receipts, investment income, and reinsurance recoveries. To the extent operating cash flows do not provide sufficient cash flow, the Company relies on the sale of invested assets. Cash provided by insurance operations was $8.1 million in 2000 while cash used in insurance operations was $4.6 million and $3.0 million in 1999 and 1998, respectively. The increase in cash provided by insurance operations for 2000 was primarily attributable to amounts received for the rescission of certain reinsurance treaties of $11.5 million offset by an increase in claim payments made under the commercial and private passenger automobile programs. Had the funds related to the rescission not been received in 2000 the cash used in operations would have been approximately $3.4 million. The increase in cash used in insurance operations for 1999 was primarily due to the decline in our non-standard private passenger written premiums, and to the timing difference in receiving payment on the Reliance settlement of $11.5 million in 2000. Had those funds been received in 1999, operations would have provided approximately $6.9 million in cash. The Company believes that its liquidity needs will continue to be met through the same sources in the future.

     The National Association of Insurance Commissioners provides minimum solvency standards in the form of risk-based capital requirements (RBC). The RBC model for property and casualty insurance companies requires companies to report their RBC ratios based on their statutory annual statements as filed with the regulatory authorities. NAICC has calculated its RBC requirement under the RBC model and believes that it has sufficient capital for its operations.

RESULTS OF DHC'S OPERATIONS

CASH FLOW FROM PARENT-ONLY OPERATIONS

     Operating cash flow of DHC on a parent-only basis is primarily dependent upon the rate of return achieved on its investment portfolio and the payment of general and administrative expenses incurred in the normal course of business. For the years ended December 31, 2000, 1999, and 1998, cash used in parent-only operating activities was $1.5 million, $1.9 million, and $2.2 million, respectively. Cash used in operations is primarily attributable to the parent-only net loss from operations for each year, adjusted for non-cash charges such as depreciation and amortization, and the operating working capital requirements of the holding company's business. For information regarding the Company's operating subsidiaries' cash flow from operations, see "RESULTS OF NAICC'S OPERATIONS, PROPERTY AND CASUALTY INSURANCE OPERATIONS."

LIQUIDITY AND CAPITAL RESOURCES

     As of December 31, 2000, cash and investments of DHC were

                 DANIELSON HOLDING CORPORATION AND SUBSIDIARIES approximately $21.0 million. As previously described, the primary use of funds was the payment of general and administrative expenses in the normal course of business. In 2000 and 1999, DHC received cash in the amount of $3.1 million and $13.1 million, respectively, from the sale of newly issued common stock.

     DHC's sources of funds are its investments as well as dividends received from its subsidiaries. Various state insurance requirements restrict the amounts that may be transferred to DHC in the form of dividends from its insurance subsidiaries without prior regulatory approval. In 2000, NAICC received regulatory approval and paid a $1.5 million dividend to DHC. See Note 4 of the Notes to Consolidated Financial Statements.

THE COMPANY'S INVESTMENTS

     The amount and type of certain of the Company's investments are regulated by California and Montana insurance laws and regulations. The Company's investment portfolio is composed primarily of fixed maturities and is weighted heavily toward investment grade short and medium term securities. NAICC does not invest in high yield non-investment grade securities. See Notes 1(B) and 5 of the Notes to Consolidated Financial Statements.

     The following table sets forth a summary of the Company's investment portfolio at December 31, 2000, by investment grade (dollars in thousands):

                                                          Cost        Fair Value
--------------------------------------------------------------------------------
Investment by investment grade:
Fixed maturities

  U.S. Government/Agency ............................   $ 34,167        $ 34,682
  Mortgage-backed ...................................     37,592          37,640
  Asset-backed ......................................      1,967           1,974
  Corporates (AAA to A) .............................     38,948          39,075
  Corporates (BBB to B) .............................     10,993           9,842
                                                        ------------------------
    Total fixed maturities ..........................    123,667         123,213
Equity securities ...................................     25,064          24,454
                                                        ------------------------
    Total ...........................................   $148,731        $147,667
                                                        ========================

     The following table sets forth a summary of the Company's equity securities portfolio at December 31, 2000 (dollars in thousands):

                                                          Cost        Fair Value
--------------------------------------------------------------------------------
Equity securities by type:
  U.S. domestic securities ..........................    $14,726         $14,302
  Foreign securities ................................     10,338          10,152
                                                        ------------------------
    Total equity securities .........................    $25,064         $24,454
                                                        ========================

MARKET RISK

     The  Company's  objectives  in managing  its  investment  portfolio  are to maximize investment income and investment returns while minimizing overall credit risk. Investment strategies are developed based on many factors including underwriting results, overall tax position, regulatory requirements, and fluctuations in interest rates. Investment decisions are made by management and approved by the Board of Directors. Market risk represents the potential for loss due to adverse changes in the fair value of securities. The market risks related to the Company's fixed maturity portfolio are primarily interest rate risk and prepayment risk. The market risks related to the Company's equity portfolio are foreign currency risk and equity price risk.

RISKS RELATED TO FIXED MATURITIES

     The Company's fixed maturities are subject to interest rate risk. The Company's primary interest rate risk exposure is to changes in short-term U.S. prime interest rates. Interest rate risk is the price sensitivity of fixed maturities to changes in interest rates. Management views these potential changes in price within the overall context of asset and liability matching. Management estimates the payout patterns of the Company's liabilities, primarily loss reserves, to determine their duration. Management sets duration targets for the Company's fixed income portfolio after consideration of the duration of its liabilities, which management believes mitigates the overall interest rate risk.

     Fixed maturities of the Company include Mortgage-Backed Securities (MBS) representing 30.5 percent and 35.1 percent of total fixed maturities at December 31, 2000 and December 31, 1999, respectively. All MBS held by the Company are issued by the Federal National Mortgage Association (FNMA) or the Federal Home Loan Mortgage Corporation (FHLMC), which are both rated Aaa by Moody's Investors Services. Both FNMA and FHLMC are corporations that were created by Acts of Congress. FNMA and FHLMC guarantee the principal balance of their securities. FNMA guarantees timely payment of principal and interest.

     One of the risks associated with MBS is the timing of principal payments on the mortgages underlying the securities. The principal an investor receives depends upon amortization schedules and the termination pattern (resulting from prepayments or defaults) of the individual mortgages included in the underlying pool of mort-

                 DANIELSON HOLDING CORPORATION AND SUBSIDIARIES

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS
                           ---------------------------
                                   (CONTINUED)

gages. The principal is guaranteed but the yield and cash flow can vary depending on the timing of the repayment of the principal balance. Securities that have an amortized cost greater than par, which are backed by mortgages that repay faster (or slower) than expected, will incur a decrease (or increase) in yield. Those securities that have an amortized cost lower than par that repay faster (or slower) than expected will generate an increase (or decrease) in yield. The degree to which a security is susceptible to changes in yield is influenced by the difference between its amortized cost and par, the relative sensitivity to repayment of the underlying mortgages backing the securities in a changing interest rate environment, and the repayment priority of the securities in the overall securitization structure. The Company attempts to limit repayment risk by purchasing MBS whose costs are below or do not significantly exceed par, and by primarily purchasing structured securities with repayment protection to provide a more certain cash flow to the investor. There are various types of bonds that may comprise a MBS and they can have differing interest rates and maturities, as well as priorities to the cash flows of the underlying mortgages or assets. MBS with sinking fund schedules are known as Planned Amortization Classes (PAC) and Targeted Amortization Classes (TAC). The structures of PACs and TACs attempt to increase the certainty of the timing of prepayment and thereby minimize the prepayment and interest rate risk.

     MBS, as well as callable bonds, have a greater sensitivity to market value declines in a rising interest rate environment than to market value increases in a declining interest rate environment. This is primarily due to the ability and the incentive of the payor to prepay the principal or the issuer to call the bond in a declining interest rate scenario. NAICC's MBS by type of instrument are as follows (in thousands):

                                             2000                    1999
                                   ---------------------------------------------
                                    AMORTIZED    PERCENT     Amortized  Percent
                                      COST       OF TOTAL       Cost    of Total
--------------------------------------------------------------------------------
Non-PAC/TAC .....................    $19,774        53%       $19,317       48%
PAC/TAC .........................     17,818        47%        20,872       52%
                                   ---------------------------------------------
                                     $37,592       100%       $40,189      100%
                                   =============================================

     The following table provides information about the Company's fixed maturity investments at December 31, 2000 that are sensitive to changes in interest rates. The table presents expected cash flows of principal amounts and related weighted average interest rate by expected maturity dates. The expected maturity date for other than mortgage-backed securities is the earlier of call date or maturity date, and for mortgage-backed securities is based on expected payment patterns. Actual cash flows could differ, and potentially materially differ from expected amounts considering the weighting of the Company's portfolio towards mortgage-backed securities.


                                                                                                           There-
(IN THOUSANDS)                            2001         2002         2003         2004         2005         after        Total
-----------------------------------------------------------------------------------------------------------------------------------
U.S. Government/Agency                  $10,506      $ 6,395       $ 2,155       $3,528       $2,700      $ 8,883      $34,167
  Average interest rate                   6.64%        7.53%         6.76%        5.62%        7.37%        8.35%
Mortgage-backed                           4,777        4,649         3,940        2,772        3,331       18,123       37,592
  Average interest rate                   7.21%        7.35%         7.44%        7.52%        7.50%        6.90%
Asset-backed                              1,967                                                                          1,967
  Average interest rate                   5.81%
Corporates (AAA to A)                     1,490        3,825        10,900       11,725        7,025        3,983       38,948
  Average interest rate                   8.08%        7.31%         6.29%        6.07%        6.51%        6.54%
Corporates (BBB to B)                     1,000                                                             9,993       10,993
  Average interest rate                   9.50%                                                             8.77%
                                        -------------------------------------------------------------------------------------------
Total                                   $19,740      $14,869       $16,995      $18,025      $13,056      $40,982     $123,667
                                        ===========================================================================================

                 DANIELSON HOLDING CORPORATION AND SUBSIDIARIES

Management believes that the interest and prepayment risks generally inherent in the Company's fixed maturity portfolio are not significant at December 31, 2000.

RISKS RELATED TO EQUITY SECURITIES

     The increase in the equity portfolio during 1998 was done to diversify NAICC's investments. After consideration of NAICC's relatively conservative capital position, management believed additional diversification was warranted.

     The Company classifies all of its equity securities, including the foreign exchange listed component, in the reporting category: "available for sale." These securities are marked to the market at the closing U.S. denominated price on the various exchanges and over-the-counter pricing systems.

     Since the portfolio includes both domestic and foreign securities, the portfolio is subject to foreign currency risk. Foreign currency risk is the sensitivity to exchange rate fluctuations of the market value and investment income related to foreign denominated financial instruments. At December 31, 2000, NAICC held approximately $10.3 million of yen denominated equity securities. See Note 6 of the Notes to Consolidated Financial Statements.

     Equity price risk is the potential loss arising from changes in the value of equity securities. Typically, equity securities have more year-to-year price volatility than medium term investment grade fixed maturity instruments.

     The foreign currency and equity price risks inherent in the equity portfolio are subject to several factors beyond the control of management. At December 31, 2000 the only foreign currency exposure was Japenese yen. To manage foreign currency exposure on the Company's foreign equity holdings, the Company reviews the available hedging products. In 1998 the Company entered into a yen put option contract which expired in 1999. At December 31, 2000 there were no hedging instuments in place. It is management's view that the cost of entering into a subsequent hedging instrument would outweigh any potential benefit of such instrument.

AUTHORITATIVE ACCOUNTING PRONOUNCEMENTS

     In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities"("FAS 133"). FAS 133 is effective for fiscal years beginning after June 15, 2000 and establishes standards for the reporting for derivative instruments. It requires changes in the fair value of a derivative instrument and the changes in fair value of the assets or liabilities hedged by that instrument to be included in income. The Company will adopt FAS 133 on January 1, 2001. The adoption of FAS 133 is not expected to have a material effect on the Company's results of operations or financial condition.

     Effective January 1, 1999, the Company adopted AICPA Statement of Position 98-1, Accounting for the Costs of Computer Software Developed or Obtained for Internal Use (SOP 98-1). The statement establishes the standard in which certain internal costs incurred to develop software used internally can be capitalized. During 1999, the Company capitalized approximately $142,000 of internal costs, mostly salary and benefits, related to software developed.

     Effective January 1, 1999, the Company adopted AICPA Statement of Position 97-3, Accounting by Insurance and Other Enterprises for Insurance-Related Assessments. The statement establishes the standards for reporting assessments charged to an enterprise. An enterprise is required to recognize a liability for insurance related assessments when an assessment is probable and estimable. The impact of adopting this statement was not material to the consolidated financial statements.

     In September 2000, the Financial Accounting Standards Board issued FAS Statement 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities (a replacement of FAS 125)" ("FAS 140"). FAS 140 revises the standards for accounting for securitizations and other transfers of financial assets and collateral and requires certain disclosures. The statement requires the Company to reclassify certain financial assets pledged as collateral and to disclose certain information about its collateral activities. The company has implemented FAS 140 as of December 31, 2000. There was no impact on the financial results of the Company other than the reclassification and/or disclosure about certain financial assets pledged or accepted as collateral.

ECONOMIC CONDITIONS

     The operating results of a property and casualty insurer are influenced by a variety of factors including general economic conditions, competition, regulation of insurance rates, weather, and frequency and severity of losses. The markets in which NAICC operates have experienced periods of rate adequacy followed by increased competition and rate inadequacy. The general economic conditions in California, where NAICC writes approximately 63 percent of its current business, are currently competitive.

     The competition, rate regulation and loss experience in the automobile markets are currently such that NAICC is able to write its premium volume profitably. As part of Proposition 103, the California Department of Insurance issued new regulations for private passenger automobile rates requiring that the three mandatory rating factors of (1) driving safety record, (2) number of miles driven annually, and (3) years of driving experience have the first, second and third greatest weights, respectively. Geographic location and other characteristics may still be used as optional rating factors; however, the combined weight of all such optional rating factors may not be greater than the third mandatory rating factor of years of driving experience. Previously, insurers could use geographic location as the primary rating factor. NAICC has made the appropriate modifications to its rating plans in order to comply with the latest regulations.

     The California workers' compensation market, where NAICC had historically written a significant amount of its premium, continues to be very price competitive. Workers' compensation premium volume has increased slightly as competitors have begun to raise rates during 2000. Despite current rate increases, the Company believes that competitors continue to price policies at rates well below a level necessary to achieve an underwriting profit and the Company's future growth could continue to be limited by such activity.


RISK FACTORS THAT MAY AFFECT FUTURE RESULTS

     As noted above, the foregoing discussion and the Notes to Consolidated Financial Statements may include forward-looking statements that involve risks and uncertainties. In addition to other factors and matters discussed elsewhere herein, some of the important factors that, in the view of the Company, could cause actual results to differ materially from those discussed in the forward-looking statements include the following:

                 DANIELSON HOLDING CORPORATION AND SUBSIDIARIES

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS
                           ---------------------------
                                   (CONTINUED)

1. The insurance products sold by the Company are subject to intense competition from many competitors, many of whom have substantially greater resources than the Company. There can be no assurance that the Company will be able to successfully compete in these markets and generate sufficient premium volume at attractive prices to be profitable.

2. In order to implement its business plan, the Company has been seeking to enter into strategic partnerships and/or make acquisitions of businesses that would enable the Company to earn an attractive return on investment. Restrictions on the Company's ability to issue additional equity in order to finance any such transactions exist which could significantly affect the Company's ability to finance any such transaction. The Company may have limited other resources with which to implement its strategy and there can be no assurance that any transaction will be successfully consummated.

3. The insurance industry is highly regulated and it is not possible to predict the impact of future state and federal regulation on the operations of the Company.

4. Unpaid losses and loss adjustment expenses ("LAE") are based on estimates of reported losses, historical Company experience of losses reported by reinsured companies for insurance assumed from such insurers, and estimates based on historical Company and industry experience for unreported claims. Such liability is, by necessity, based upon estimates which may change in the near term, and there can be no assurance that the ultimate liability will not exceed, or even materially exceed, such estimates.

                 DANIELSON HOLDING CORPORATION AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF OPERATIONS

                           ---------------------------


                                                                                             For the years ended December 31,
                                                                                           --------------------------------------
(IN THOUSANDS, EXCEPT PER SHARE INFORMATION)                                                2000            1999            1998

REVENUES:
---------------------------------------------------------------------------------------------------------------------------------
  Gross premiums earned...............................................................     $73,888         63,710        $65,861
  Ceded premiums earned...............................................................      (6,854)        (9,670)       (10,450)
                                                                                           --------------------------------------
  Net premiums earned.................................................................      67,034         54,040         55,411
  Net investment income...............................................................       9,326          7,777          8,174
  Net realized investment gains (losses)..............................................       8,765           (152)           252
  Gain on reinsurance treaty rescission...............................................          --          8,317             --
  Other income........................................................................       1,112          1,176            907
                                                                                           --------------------------------------
    TOTAL REVENUES....................................................................      86,237         71,158         64,744

LOSSES AND EXPENSES:
  Gross losses and loss adjustment expenses...........................................      71,524         57,610         45,559
  Ceded losses and loss adjustment expenses...........................................     (11,001)       (11,818)        (6,428)
                                                                                           --------------------------------------
  Net losses and loss adjustment expenses.............................................      60,523         45,792         39,131
  Policyholder dividends..............................................................        (145)         2,217            471
  Policy acquisition expenses.........................................................      16,436         13,864         13,300
  General and administrative expenses.................................................       8,259          7,989          9,531
                                                                                           --------------------------------------
    TOTAL LOSSES AND EXPENSES.........................................................      85,073         69,862         62,433
                                                                                           --------------------------------------
Income before provision for income tax................................................       1,164          1,296          2,311
Income tax provision..................................................................         134             41             10
                                                                                           ======================================
NET INCOME ...........................................................................     $ 1,030        $ 1,255        $ 2,301
                                                                                           ======================================
EARNINGS PER SHARE OF COMMON STOCK:

Basic.................................................................................     $  0.06        $  0.08        $  0.15
Diluted...............................................................................     $  0.05        $  0.07        $  0.14

SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

                 DANIELSON HOLDING CORPORATION AND SUBSIDIARIES

                           CONSOLIDATED BALANCE SHEETS

                           ---------------------------


                                                                                                               December 31,
                                                                                                         -----------------------
(IN THOUSANDS, EXCEPT SHARE INFORMATION)                                                                   2000            1999
--------------------------------------------------------------------------------------------------------------------------------
ASSETS:

  Fixed maturities at fair value (Cost: $123,667 and $113,641)......................................     $123,213        110,841
  Equity securities at fair value (Cost: $25,064 and $20,614).......................................       24,454         21,316
  Short term investments, at cost which approximates fair value.....................................        6,463          8,234
                                                                                                         -----------------------
      TOTAL INVESTMENTS.............................................................................      154,130        140,391
  Cash..............................................................................................        6,082            105
  Accrued investment income.........................................................................        1,782          1,499
  Premiums and fees receivable, net of allowances of $588 and $274..................................       15,555         11,619
  Reinsurance recoverable on paid losses, net of allowances of $623 and $402........................        4,020          6,060
  Reinsurance recoverable on unpaid losses, net of allowances of $101 and $246......................       20,641         15,628
  Prepaid reinsurance premiums......................................................................        2,629          1,767
  Property and equipment, net of accumulated depreciation of $8,748 and $8,225......................        1,325          1,762
  Deferred acquisition costs........................................................................        3,665          2,522
  Receivable on reinsurance treaty rescission.......................................................           --         11,459
  Other assets......................................................................................        1,000          1,940
                                                                                                         -----------------------
      TOTAL ASSETS..................................................................................     $210,829       $194,752
                                                                                                         =======================

LIABILITIES AND STOCKHOLDERS' EQUITY:
  Unpaid losses and loss adjustment expenses........................................................     $100,030       $ 94,934
  Unearned premiums.................................................................................       23,207         16,239
  Policyholder dividends............................................................................          364            814
  Reinsurance premiums payable......................................................................        1,630            905
  Funds withheld on ceded reinsurance...............................................................        1,666          1,708
  Other liabilities.................................................................................        2,602          3,926
                                                                                                         -----------------------
      TOTAL LIABILITIES.............................................................................      129,499        118,526

  Preferred Stock ($0.10 par value; authorized 10,000,000 shares;
    none issued and outstanding)....................................................................           --             --
  Common Stock ($0.10 par value; authorized 100,000,000 shares;
    issued 19,306,694 shares and 18,486,994 shares; outstanding 19,295,954 shares
       and 18,476,265 shares).......................................................................        1,931          1,849
  Additional paid-in capital........................................................................       62,449         59,491
  Accumulated other comprehensive income (loss).....................................................       (1,064)        (2,098)
  Retained earnings.................................................................................       18,080         17,050
  Treasury stock (Cost of 10,740 shares and 10,729 shares)..........................................          (66)           (66)
                                                                                                         -----------------------
      TOTAL STOCKHOLDERS' EQUITY....................................................................       81,330         76,226
                                                                                                         -----------------------
Commitments and contingencies

      TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY....................................................     $210,829       $194,752
                                                                                                         =======================

SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

                 DANIELSON HOLDING CORPORATION AND SUBSIDIARIES

                 CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                           ---------------------------


                                                                                For the years ended December 31,
                                                                -----------------------------------------------------------------
(IN THOUSANDS, EXCEPT SHARE AMOUNTS)                                  2000                 1999                  1998
---------------------------------------------------------------------------------------------------------------------------------
COMMON STOCK
  Balance, beginning of year..................................     $ 1,849               $ 1,559               $ 1,559
  Issuance of Common Stock....................................          82                   290                    --
                                                                 ---------             ---------             ---------
  Balance, end of year........................................       1,931                 1,849                 1,559
                                                                 ---------             ---------             ---------
ADDITIONAL PAID-IN CAPITAL
  Balance, beginning of year..................................      59,491                46,673                46,673
  Issuance of Common Stock....................................       2,958                12,818                    --
                                                                 ---------             ---------             ---------
  Balance, end of year........................................      62,449                59,491                46,673
                                                                 ---------             ---------             ---------
RETAINED EARNINGS
  Balance, beginning of year..................................      17,050                15,795                13,494
  Net income .................................................       1,030      1,030      1,255     $1,255      2,301    $2,301
                                                                 ---------     ------  ---------     ------   --------    ------
  Balance, end of year........................................      18,080                17,050                15,795
                                                                 ---------             ---------             ---------
ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)
  Balance, beginning of year..................................      (2,098)                 (688)                2,260
  Net unrealized gain (loss) on available-for-sale securities
    ($1,034, $(1,410), and $(2,948)pre-tax, in 2000, 1999, and
    1998 respectively)(1).....................................                  1,034                (1,410)              (2,948)
                                                                               ------                ------              -------
  Other comprehensive income (loss)...........................       1,034      1,034     (1,410)    (1,410)    (2,948)   (2,948)
                                                                 ---------     ------  ---------     ------   --------    ------
  Total comprehensive income (loss)...........................                 $2,064               $ (155)               $ (647)
                                                                               ======               =======               ======

  Balance, end of year........................................      (1,064)               (2,098)                 (688)
                                                                 ---------             ---------             ---------
TREASURY STOCK
  Balance, beginning and end of year..........................         (66)                  (66)                  (66)
                                                                 ---------             ---------            ---------
      Total stockholders' equity..............................     $81,330               $76,226               $63,273
                                                                 =========             =========             =========

---------------------------------------------------------------------------------------------------------------------------------
COMMON STOCK, SHARES
  Balance, beginning of year..................................  18,486,994            15,586,994            15,586,994
  Issuance of Common Stock....................................     819,700             2,900,000                    --
  Exercise of options to purchase Common Stock................          --                    --                    --
                                                                ----------            ----------            ----------
  Balance, end of year........................................  19,306,694            18,486,994            15,586,994
                                                                ==========            ==========            ==========
TREASURY STOCK, SHARES
  Balance, beginning of year..................................      10,729                10,718                10,707
  Purchased during year.......................................          11                    11                    11
                                                                 ---------             ---------             ---------
  Balance, end of year........................................      10,740                10,729                10,718
                                                                ==========            ==========            ==========

----------
(1)  Disclosure of reclassification amount

                                                  2000        1999        1998
                                                -------     -------     -------
  Unrealized holding losses

    Arising during the period                   $(7,731)    $(1,258)    $(3,200)
  Less: reclassification adjustment
    for net (gains) losses included
       in net income                             (8,765)        152        (252)
                                                -------     -------     -------
Net unrealized losses on securities             $ 1,034     $(1,410)    $(2,948)

SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

                 DANIELSON HOLDING CORPORATION AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF CASH FLOWS


                                                                                              For the years ended December 31,
                                                                                          ---------------------------------------
(IN THOUSANDS)                                                                               2000          1999           1998
---------------------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Income from continuing operations...................................................    $  1,030       $  1,255       $  2,301
  Adjustments to reconcile income from continuing operations to net cash used in operating activities:
      Net realized investment (gains) losses..........................................      (8,765)           152           (252)
      Depreciation and amortization...................................................         384            654            855
      Change in accrued investment income.............................................        (283)           (72)           579
      Change in premiums and fees receivable..........................................      (3,936)        (1,647)        (4,534)
      Change in reinsurance recoverables..............................................       2,040          1,654            809
      Change in reinsurance recoverable on unpaid losses .............................      (5,013)         2,559          1,998
      Change in prepaid reinsurance premiums..........................................        (862)           (99)            13
      Change in deferred acquisition costs............................................      (1,143)          (141)          (831)
      Change in unpaid losses and loss adjustment expenses............................       5,096           (719)       (10,294)
      Change in unearned premiums.....................................................       6,968          2,534          3,456
      Change in policyholder dividends payable........................................        (450)           633           (230)
      Change in reinsurance payables and funds withheld...............................         683           (972)         1,087
      Change in receivable on reinsurance treaty rescission...........................      11,459        (11,459)            --
      Other, net......................................................................        (564)          (810)          (127)
                                                                                          ---------------------------------------
        Net cash provided by (used in) operating activities...........................       6,644         (6,478)        (5,170)
                                                                                          ---------------------------------------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Proceeds from sales:
    Fixed income maturities available-for-sale........................................      16,656            741          3,412
    Equity securities.................................................................      26,735             --            240
  Investments, matured or called:
    Fixed income maturities available-for-sale........................................      21,829         29,995         52,338
  Investments purchased:
    Fixed income maturities available-for-sale........................................     (48,077)       (32,255)       (28,408)
    Equity securities.................................................................     (22,462)          (560)       (19,952)
  Purchases of property and equipment.................................................        (159)          (370)          (127)
  Proceeds from sale of property and equipment........................................          --             --              6
                                                                                          ---------------------------------------
        Net cash (used in) provided by investing activities...........................      (5,478)        (2,449)         7,509
                                                                                          ---------------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Proceeds from issuance of Common Stock..............................................       3,040         13,109             --
                                                                                            ---------------------------------------
        Net cash provided by financing activities.....................................       3,040         13,109             --
                                                                                          ---------------------------------------
Net increase in cash and short term investments.......................................       4,206          4,182          2,339
Cash and short term investments at beginning of year..................................       8,339          4,157          1,818
                                                                                          ---------------------------------------
Cash and short term investments at end of year........................................    $ 12,545          8,339          4,157
                                                                                          =======================================

SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

                 DANIELSON HOLDING CORPORATION AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           ---------------------------
                        DECEMBER 31, 2000, 1999, AND 1998

1)   ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

FORMATION AND ORGANIZATION

     Danielson Holding Corporation ("DHC") is a holding company organized under the General Corporation Law of the State of Delaware. DHC owns all of the voting stock of Mission American Insurance Company ("MAIC"). MAIC owns 100 percent of the voting stock of KCP Holding Company ("KCP"). KCP owns 100 percent of the common stock of National American Insurance Company of California, DHC's principal operating insurance subsidiary, which owns 100 percent of the common stock of Danielson Insurance Company, Danielson National Insurance Company, and Valor Insurance Company, Incorporated ("Valor") (National American Insurance Company of California and its subsidiaries being collectively referred to as "NAICC").

     The operations of NAICC are in property and casualty insurance. NAICC writes non-standard and preferred private passenger and commercial automobile, homeowners' and workers compensation insurance in the western United States, primarily California. NAICC writes approximately 63 percent of its insurance in California and 12 percent of its business in Montana. For the years ended December 31, 2000 and 1999, personal lines direct written premiums, representing 28 percent and 36 percent, respectively, of total direct written premiums, were produced through two general agents of NAICC. For the year ended December 31, 1998, private passenger automobile direct written premiums, representing 44 percent of total direct written premiums, were produced through one general agent of NAICC.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A. BASIS OF PRESENTATION

     The accompanying Consolidated Financial Statements of DHC and subsidiaries (collectively with DHC, the "Company") have been prepared in accordance with accounting principles generally accepted in the United States of America. All material transactions among consolidated companies have been eliminated. Certian prior year amounts have been reclassified to conform with the current year's financial statement presentation.

B. INVESTMENTS

     The Company classifies its debt and equity securities in one of three categories: trading, available-for-sale or held- to-maturity. Securities which are classified as "trading" are bought and held principally for sale in the near term. Securities which are classified as "held-to-maturity" are securities which the Company has the ability and intent to hold until maturity. All other securities, which are not classified as either trading or held-to-maturity, are classified as "available-for-sale."

     Fixed maturities classified as available-for-sale are recorded at fair value. Fixed maturities classified as held-to-maturity are recorded at amortized cost, adjusted for the amortization or accretion of premiums or discounts. Amortization and accretion of premiums and discounts on collateralized mortgage obligations are adjusted for principal paydowns and changes in expected maturities. Net unrealized gains or losses on fixed maturities classified as available-for-sale are excluded from earnings and are reported as a separate component of accumulated other comprehensive income (loss) in stockholders' equity until realized. No deferred tax liability has been provided for unrealized appreciation due to the anticipated availability of the Company's net operating tax loss carryforwards, and other various deferred tax assets.

     A decline in the market value of any security below cost which is deemed to be other than temporary is charged to earnings, resulting in the establishment of a new cost basis for such security.

     Premiums and discounts of fixed maturities are amortized or accreted based on the effective interest method. Dividend and interest income are recognized when earned. The cost of securities sold is determined using the specific identification method.

     Equity securities are stated at fair value, and any increase or decrease from cost is reported as accumulated other comprehensive income (loss) in stockholders' equity as unrealized gain or loss.

     Short term investments are stated at cost which approximates fair value. Investments having an original maturity of three months or less from the time of purchase have been classified as "short term investments."

C. REVENUE RECOGNITION

     Earned premium income is recognized ratably over the contract period of an insurance policy. A liability is established for unearned insurance premiums representing the portion of premiums received that is applicable to the unexpired terms of policies in force. Premiums earned include an estimate for earned but unbilled workers' compensation premiums. Workers' compensation premiums earned but unbilled and included in premiums receivable were $1.2 million and $640,000 at December 31, 2000 and 1999, respectively. The Company estimates its earned but unbilled workers' compensation premium based on past history of additional premiums billed as a result of payroll audits. Payroll audits are conducted between 30 and 60 days after the coverage period. The increase in earned but unbilled premiums reflects the growth in workers' compensation premium during 2000.

D. UNPAID LOSSES AND LOSS ADJUSTMENT EXPENSES

     Unpaid losses and loss adjustment expenses ("LAE") are based on estimates of reported losses, historical Company experience of losses reported by reinsured companies for insurance assumed from such insurers, and estimates based on historical Company and industry experience for unreported claims. Management believes that the provisions for unpaid losses and LAE are adequate to cover the cost of losses and LAE incurred to date. However, such liability is, by necessity, based upon estimates, which may change in the near term, and there can be no assurance that the ultimate liability will not

                 DANIELSON HOLDING CORPORATION AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           ---------------------------
                        DECEMBER 31, 2000, 1999, AND 1998
                                   (CONTINUED)

exceed, or even materially exceed, such estimates.

E. REINSURANCE

     In the normal course of business, the Company seeks to reduce the loss that may arise from catastrophes or other events which cause unfavorable underwriting results by reinsuring certain levels of risk in various areas of exposure with other insurance enterprises or reinsurers.

     The Company accounts for its reinsurance contracts which provide indemnification by reducing premiums earned by the amounts paid to the reinsurer and establishing recoverable amounts for paid and unpaid losses and LAE ceded to the reinsurer. Amounts recoverable from reinsurers are estimated in a manner consistent with the claim liability associated with the reinsured policy. Contracts pursuant to which it is not reasonably possible that the reinsurer may realize a significant loss from the insurance risk generally do not meet conditions for reinsurance accounting and are accounted for as deposits. For the years ended December 31, 2000 and 1999, the Company had no reinsurance contracts which were accounted for as deposits.

F. DEFERRED ACQUISITION COSTS

     Deferred acquisition costs, consisting principally of commissions and premium taxes paid at the time of issuance of a policy, are deferred and amortized over the period during which the related premiums are earned. Deferred acquisition costs are limited to the estimated future profit, based on the anticipated losses and LAE (based on historical experience), maintenance costs, policyholder dividends, and anticipated investment income. The amortization of deferred acquisition costs charged to operations in 2000, 1999 and 1998 was $12.2 million, $10.1 million and $9.9 million, respectively.

G. POLICYHOLDER DIVIDENDS

     Policyholder dividends represent management's estimate of amounts to be paid on participating policies which share in positive underwriting results, based on the type of policy plan. Participating policies represent approximately
2.7 percent, 6.1 percent and 8.8 percent of workers' compensation direct written premiums for the years ended December 31, 2000, 1999 and 1998, respectively. An estimated provision for policyholder dividends is accrued during the period in which the related premium is earned. These estimated dividends do not become legal liabilities unless and until declared by the Board of Directors of NAICC. No dividends were declared and unpaid as of December 31, 2000.

H. PROPERTY AND EQUIPMENT

     Property and equipment, which include data processing hardware and software and leasehold improvements, are carried at historical cost less accumulated depreciation. Depreciation of property and equipment is provided over the estimated useful lives of the respective assets. Leasehold improvements are amortized on a straight-line basis over the estimated useful lives of the assets or over the term of the leases, whichever is shorter. The useful lives of all property and equipment range from three to 12 years.

I. INCOME TAXES

     Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and the respective tax basis thereof. Deferred tax assets and liabilities are measured using enacted tax rates which are expected to apply to taxable income in the years in which those temporary differences are anticipated to be recovered or settled, and are limited, through a valuation allowance, to the amount estimated to be realizable.

J. PER SHARE DATA

     Per share data is based on the weighted average number of shares of common stock of DHC, par value $0.10 per share ("Common Stock") outstanding during each year. Diluted earnings per share computations, as calculated under the treasury stock method, include the average number of shares of additional outstanding Common Stock issuable for stock options and warrants, whether or not currently exercisable. Such average shares were 18,841,925, 16,793,873, and 16,006,708 for the years ended December 31, 2000, 1999 and 1998, respectively. Basic earnings per share are calculated using only the average number of outstanding shares of Common Stock and disregarding the average number of shares issuable for stock options. Such average shares outstanding were 18,482,980, 16,356,821, and 15,576,281, for the years ended December 31, 2000, 1999, and 1998, respectively.

K. FAIR VALUE OF FINANCIAL INSTRUMENTS

     The fair value of a financial instrument is the amount at which the instrument could be exchanged in a current transaction between willing parties. The carrying values of the Company's cash and short term investments approximate fair value because of the short term maturity of those investments. The fair values of the Company's debt security instruments and equity security investments are based on quoted market prices as of December 31, 2000. The fair value of all other financial instruments approximates their respective carrying value.

L. USE OF ESTIMATES

     The  preparation  of financial  statements  in accordance  with  accounting
principles   generally  accepted  in  the  United  States  of  America  requires management

                 DANIELSON HOLDING CORPORATION AND SUBSIDIARIES to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the date of the financial statements as well as the reported amounts of revenues and expenses during the reporting period. Therefore, actual results could differ from such estimates.

M. STOCK INCENTIVE COMPENSATION PLANS

     The Company measures stock-based compensation cost using the intrinsic value based method of accounting prescribed by APB Opinion 25. Accordingly, the Company discloses pro forma net income and earnings per share as if the fair value based method of accounting prescribed by Statement of Financial Accounting Standards ("SFAS") No. 123, "Accounting for Stock-Based Compensation" had been applied.

N. RECLASSIFICATIONS

     Certain reclassifications have been made to prior years' amounts to conform to the current year's presentation.

2) REINSURANCE

     Reinsurance is the transfer of risk, by contract, from one insurance company to another for consideration (premium). Reinsurance contracts do not relieve an insurance company of its obligations to policyholders. The failure of reinsurers to honor their obligations could result in losses to NAICC;
consequently,   allowances  are   established   for  amounts  which  are  deemed
uncollectable. NAICC evaluates the financial condition of its reinsurers and monitors concentrations of credit risk arising from similar geographic regions, activities, or economic characteristics of the reinsurers to minimize its exposure to significant losses from reinsurer insolvencies.

     NAICC has reinsurance under both excess of loss and quota share treaties. NAICC cedes reinsurance on an excess of loss basis for workers' compensation risks in excess of $500,000 prior to April 2000 and $200,000 thereafter. For risks other than worker's compensation NAICC cedes reinsurance on an excess of loss basis for risks in excess of $250,000. In 1998, NAICC ceded 25 percent of its private passenger automobile business on a quota share basis. Effective January 1, 1999, the quota share agreement was amended to reduce the cessation rate to 10 percent. The effect of reinsurance on premiums written reflected in the Company's Consolidated Financial Statements is as follows (dollars in thousands):

                                           For the years ended December 31,
                                     ------------------------------------------
                                         2000            1999             1998
--------------------------------------------------------------------------------
Direct ...........................   $ 80,856         $ 66,375         $ 69,318
Ceded ............................     (7,715)          (9,770)         (10,438)
                                     ------------------------------------------
Net premium ......................   $ 73,141         $ 56,605         $ 58,880
                                     ==========================================

     In 1997, NAICC paid $5.9 million in losses and loss adjustment expenses relating to an environmental claim filed by Hughes Aircraft (the "Hughes-Fullerton Claim"). The Hughes-Fullerton Claim alleged that environmental damage occurred continuously over a period of many years. NAICC assumed certain policyholder obligations of a general liability policy issued to Hughes Aircraft for three of those years. The Hughes-Fullerton Claim liability is reinsured under various contracts involving numerous reinsurance companies under which NAICC ceded $5.3 million. In 1999 NAICC collected approximately $5.3 million as settlement on the Hughes-Fullerton Claim from almost all participants.

     In November 1999, NAICC paid $2.1 million in losses relating to a settlement on an environmental claim filed by Hughes Aircraft (the Hughes-Tucson II Claim). The Hughes-Tucson II Claim also alleged that environmental damage occurred continuously over a period of many years. NAICC assumed certain policyholder obligations of a general liability policy issued to Hughes Aircraft for a portion of those years. The Hughes-Tucson II Claim liability is reinsured under various contracts involving numerous reinsurance companies under which NAICC ceded $3.9 million, which includes loss adjustment expenses not previously ceded of $2.1 million. During 2000, NAICC collected approximately $2.7 million as settlement on the Hughes-Tucson II claim from almost all the participants. At this time the reinsurers have not disputed the submission of amounts ceded and no proceedings are in progress. NAICC believes that the ultimate disposition of the Hughes-Tucson II Claim will not have a material adverse impact on the financial condition of the Company.

     In February 2000, NAICC paid $1 million in losses relating to settlement on an environmental claim filed by Public Service of Indiana (PSI Claim). The PSI Claim alleged that environmental claim damage occurred continuously over a period of many years. NAICC assumed certain policyholder obligations of a general liability policy issued to PSI for a portion of those years. The PSI Claim liability is reinsured under various contracts involving numerous reinsurance companies under which NAICC ceded $1.2 million, which includes loss adjustment expenses not previously ceded of $295,000. At this time reinsurers have not disputed the unpaid amount ceded in the submission, and no proceedings are in progress. NAICC believes that the ultimate dispositon of the PSI Claim will not have a material adverse impact on the financial condition of the Company.

     As of December 31, 2000, General Reinsurance Corporation ("GRC") and Mitsui Marine & Fire Insurance Company, Ltd. ("MMF") were the only reinsurers that comprised more than 10 percent of NAICC's reinsurance recoverable on paid and unpaid claims. NAICC monitors all reinsurers, by reviewing A.M. Best reports and ratings, information obtained from reinsurance intermediaries and analyzing financial statements. At December 31, 2000, NAICC had reinsurance recoverables on paid and unpaid claims of $12.3 million and $2.3 million from GRC, and MMF, respectively. Both GRC and MMF have an A.M. Best rating of A+ or better. The unsecured balance from MMF is approximately $1.2 million.



     In January 1999, NAICC entered into a workers' compensation reinsurance agreement with Reliance Insurance Company ("Reliance Agreement") with a term of two years. The Reliance Agreement provided excess of loss coverage down to $10,000 and a 20 percent quota share below the excess retention resulting in a maximum net loss to NAICC of $18,000 per claim. In the fourth quarter of 1999, NAICC executed an agreement to rescind the Reliance Agreement retroactive to its effective date. The terms of the rescission included the return of amounts paid during the nine month period the Reliance Agreement was active plus a settlement fee of $8.0 million paid by Reliance to eliminate further obligations under the contract. When considering Reliance's settlement offer, management looked at several factors: (1) the projected premium and losses for 2000, (2) the negative press Reliance was beginning to receive in the summer of 1999 regarding certain underwriting pools, and, most importantly, (3) the potential for future credit risk of Reliance if the offer was rejected. NAICC recognized a gain of $8,317,000 in the fourth quarter of 1999 as a result of this rescission. The gain represented the difference between the proceeds received of $11.5 million and the reinsurance recoverable balances due from Reliance at September 30, 1999. The results of operations include ceded premiums of $3,875,000, net of ceding commissions, and $417,000 of paid losses and loss adjustment expenses during the nine months the agreement was active.

                 DANIELSON HOLDING CORPORATION AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           ---------------------------
                        DECEMBER 31, 2000, 1999, AND 1998
                                   (CONTINUED)


3)   UNPAID LOSSES AND LOSS ADJUSTMENT EXPENSES

     The following chart summarizes the activity in NAICC's liability for unpaid losses and LAE during the three most recent fiscal years (dollars in thousands):

                                             For the years ended December 31,
                                          --------------------------------------
                                             2000          1999           1998
--------------------------------------------------------------------------------
Net unpaid losses and
  LAE at January 1 ....................   $ 79,306      $ 77,466       $ 85,762

Incurred related to:
  Current year ........................     55,269        43,301         39,131
  Prior years .........................      5,254         2,491             --
                                          --------------------------------------
Total incurred ........................     60,523        45,792         39,131
                                          --------------------------------------
Paid related to:
  Current year ........................    (26,147)      (16,527)       (16,169)
  Prior years .........................    (34,293)      (27,425)       (31,258)
                                          --------------------------------------
Total paid ............................    (60,440)      (43,952)       (47,427)
                                          --------------------------------------
Net unpaid losses and
  LAE at December 31 ..................     79,389        79,306         77,466
Plus: reinsurance
  recoverables ........................     20,641        15,628         18,187
                                          --------------------------------------
Gross unpaid losses and
  LAE at December 31 ..................   $100,030      $ 94,934       $ 95,653
                                          ======================================

     The losses and LAE incurred during 2000 related to prior years is attributable to development on the commercial automobile lines and certain lines in run-off. The losses and LAE incured during 1999 related to prior years is primarily attributable to development in the California workers' compensation line. NAICC increased its bulk unpaid liabilities as it has become evident that the loss costs associated with these claims would be greater than previously anticipated.

     NAICC has claims for environmental clean-up against policies issued prior to 1980 and which are currently in run-off. The principal exposure from these claims arises from direct excess and primary policies of businesses in run-off, the obligations of which were assumed by NAICC. These excess and primary claims are relatively few in number and have policy limits of between $50,000 and $1,000,000, with reinsurance generally above $50,000. NAICC also has environmental claims primarily associated with participation in excess of loss reinsurance contracts assumed by NAICC. These reinsurance contracts have relatively low limits, generally less than $25,000, and estimates of unpaid losses are based on information provided by the primary insurance company.

     The unpaid losses and LAE related to environmental cleanup is established based upon facts currently known and the current state of the law and coverage litigation. Liabilities are estimated for known claims (including the cost of related litigation) when sufficient information has been developed to indicate the involvement of a specific contract of insurance or reinsurance and management can reasonably estimate its liability. Liabilities for unknown claims and development of reported claims are included in NAICC's unpaid losses. The liability for the development of reported claims is based on estimates of the range of potential losses for reported claims in the aggregate. Estimates of liabilities are reviewed and updated continually and there is the potential that NAICC's exposure could be materially in excess of amounts which are currently recorded. Management does not expect that liabilitiies associated with these types of claims will result in a material adverse effect on the future liquidity or financial position of NAICC. However, claims such as these are based upon estimates and there can be no assurance that the ultimate liability will not exceed or even materially exceed such estimates. As of December 31, 2000 and 1999, NAICC's net unpaid losses and LAE relating to environmental claims were approximately $7.6 million and $8.3 million, respectively.

4)   REGULATION, DIVIDEND RESTRICTIONS AND STATUTORY SURPLUS

     DHC's insurance subsidiaries are regulated by various states. For regulatory purposes, separate financial statements which are prepared in accordance with statutory accounting principles are filed with these states. NAICC prepares its statutory financial statements in accordance with accounting practices prescribed or permitted by the California Department of Insurance (the "Insurance Department"). Prescribed statutory accounting practices include a variety of publications of the National Association of Insurance Commissioners (the "Associ-

                 DANIELSON HOLDING CORPORATION AND SUBSIDIARIES
ation"),  as  well  as  state  laws,  regulations   and  general  administrative
rules. Permitted statutory accounting practices encompass all accounting practices not so prescribed. The Company has not applied any permitted accounting practices in its statutory financial statements. As of December 31, 2000 and 1999, DHC's operating insurance subsidiaries had statutory capital and surplus of $50.4 million and $52.5 million, respectively. The combined statutory net income for DHC's operating insurance subsidiaries, as reported to the regulatory authorities for the years ended December 31, 2000, 1999 and 1998, was $0.6 million, $2.5 million and $3.5 million, respectively. The California Department of Insurance has examined the statutory basis financial statements of NAICC through December 31, 1998. No adjustments were proposed to the statutory basis financial statements of NAICC or its subsidiaries. The Montana Department of Insurance has completed its examination of the statuatory basis financial statements of Valor though December 31, 1999. As a result of that examination Valor's surplus was reduced by $197,000 during 2000.

     In December 1993, the Association adopted a model for determining the risk-based capital ("RBC") requirements for property and casualty insurance companies. Under the RBC model, property and casualty insurance companies are required to report their RBC ratios based on their latest statutory annual statements as filed with the regulatory authorities. NAICC has calculated its RBC requirement under the Association's model, and has capital in excess of any regulatory action or reporting level.

     Insurance   companies  are  subject  to  insurance  laws  and   regulations
established by the states in which they transact business. The agencies established pursuant to these state laws have broad administrative and supervisory powers relating to the granting and revocation of licenses to transact insurance business, regulation of trade practices, establishment of guaranty associations, licensing of agents, approval of policy forms, premium rate filing requirements, reserve requirements, the form and content of required regulatory financial statements, periodic examinations of insurers' records, capital and surplus requirements and the maximum concentrations of certain classes of investments. Most states also have enacted legislation regulating insurance holding company systems, including with respect to acquisitions, extraordinary dividends, the terms of affiliate transactions and other related matters. DHC and its insurance subsidiaries have registered as a holding company system pursuant to such legislation in California and routinely report to other jurisdictions. The Association has formed committees and appointed advisory groups to study and formulate regulatory proposals on such diverse issues as the use of surplus debentures, accounting for reinsurance transactions and the adoption of RBC requirements. It is not possible to predict the impact of future state and federal regulation on the operations of the Company. Effective January 1, 2001 the Association's codified statutory accounting principles ("SAP") shall be adopted by all U.S. insurance companies. The purpose of such codification is to provide a comprehensive basis of accounting and reporting to insurance departments. Although codificaion is expected to be the foundation of a state's statutory accounting practice, it may be subject to modification by practices presented or permitted by a state's insurance commissioner. Therefore, statutory financial statements will continue to be prepared on the basis of accounting practices prescribed or permitted by the insurance department of the state of domicile. The Company has determined that the adoption of the codification does not have a material effect on the statutory capital of its insurance subsidiaries.


     Under the California Insurance Code, NAICC is prohibited from paying, other than from accumulated earned surplus, shareholder dividends which exceed the greater of net income or ten percent of statutory surplus without prior approval of the Insurance Department. During 2000, NAICC paid an ordinary dividend of $1,500,000 to DHC from NAICC's accumulated surplus within the limits specified under the California Insurance Code. The overall limit of dividends that can be paid during 2001 is aproximately $3.6 million as long as there is sufficient accumulated surplus to pay such.


5)   INVESTMENTS

     The cost or amortized cost, unrealized gains, unrealized losses and fair value of the Company's investments at December 31, 2000 and 1999, categorized by type of security, were as follows (dollars in thousands):

                                                  DECEMBER 31, 2000
                                    --------------------------------------------
                                     COST OR

                                     AMORTIZED  UNREALIZED  UNREALIZED    FAIR
                                       COST        GAIN        LOSS       VALUE
--------------------------------------------------------------------------------
Fixed maturities:
  U.S. Government/
  Agency .........................   $ 34,167     $  637     $  122     $ 34,682
  Mortgage-backed ................     37,592        214        166       37,640
  Asset-backed ...................      1,967          7         --        1,974
  Corporate ......................     49,941        372      1,396       48,917
                                     --------     ------     ------     --------
      Total fixed

        maturities ...............    123,667      1,230      1,684      123,213
                                     --------     ------     ------     --------
Equity securities ................     25,064      1,520      2,130       24,454
                                     --------     ------     ------     --------
Total available-for-sale .........   $148,731     $2,750     $3,814     $147,667
                                     ========     ======     ======     ========

                                                  December 31, 1999
                                    --------------------------------------------
                                     Cost or

                                     Amortized  Unrealized  Unrealized    Fair
                                       Cost        Gain        Loss       Value
--------------------------------------------------------------------------------
Fixed maturities:
  U.S. Government/
  Agency .........................   $ 25,755     $  100     $  655     $ 25,200
  Mortgage-backed ................     40,189         67      1,336       38,920
  Asset-backed ...................      9,512         --          8        9,504
  Corporate ......................     38,185         48      1,016       37,217
                                     --------     ------     ------     --------
      Total fixed

        maturities ...............    113,641        215      3,015      110,841
                                     --------     ------     ------     --------
Equity securities ................     20,614      1,847      1,145       21,316
                                     --------     ------     ------     --------
Total available-for-sale .........   $134,255     $2,062     $4,160     $132,157
                                     ========     ======     ======     ========

     Fixed maturities of the Company include mortgage-backed securities ("MBS") representing 30.5 percent and 35.1 percent of the Company's total fixed maturities at December 31, 2000 and 1999, respectively. All MBS held by the Company are issued by the Federal National Mortgage Association ("Fannie

                 DANIELSON HOLDING CORPORATION AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           ---------------------------
                        DECEMBER 31, 2000, 1999 AND 1998
                                   (CONTINUED)

Mae") or the Federal Home Loan Mortgage Corporation ("Freddie Mac"), both of which are rated "Aaa" by Moody's Investors Services. MBS and callable bonds, in contrast to other bonds, are more sensitive to market value declines in a rising interest rate environment than to market value increases in a declining interest rate environment. This is primarily because of payors' increased incentive and ability to prepay principal and issuers' increased incentive to call bonds in a declining interest rate environment. Management does not believe that the inherent prepayment risk in its portfolio is significant. However, management believes that the potential impact of the interest rate risk on the Company's Consolidated Financial Statements could be significant because of the greater sensitivity of the MBS portfolio to market value declines and the classification of the entire portfolio as available-for-sale. The Company has no MBS concentrations in any geographic region.

     The expected maturities of fixed maturities, by amortized cost and fair value, at December 31, 2000, are shown below. Expected maturities may differ from contractual maturities due to borrowers having the right to call or prepay their obligations with or without call or prepayment penalties. Expected maturities of mortgage-backed securities are estimated based upon the remaining principal balance, the projected cash flows and the anticipated prepayment rates of each security (dollars in thousands):

                                                          Amortized      Fair
Maturity                                                    Cost         Value
--------------------------------------------------------------------------------
Available-for-sale:
  One year or less .................................    $ 19,740        $ 19,778
  Over one year to five years ......................      74,757          75,601
  Over five years to ten years .....................      26,561          25,365
  More than ten years ..............................       2,609           2,469
                                                        ------------------------
    Total fixed maturities .........................    $123,667        $123,213
                                                        ========================

     The following reflects the change in net unrealized gain (loss) on available-for-sale securities included as a separate component of accumulated other comprehensive income (loss) in stockholders' equity (dollars in thousands):

                                                       For the years ended
                                                           December 31,
                                                --------------------------------
                                                  2000       1999         1998
--------------------------------------------------------------------------------
Fixed maturities                                $ 2,346     $(5,352)    $   742
Equity securities                                (1,312)      3,942      (3,690)
                                                --------------------------------
                                                $ 1,034      (1,410)    $(2,948)
                                                ================================

     Net realized investment gains (losses) in 2000, 1999, and 1998 were as follows (dollars in thousands):

                                                         For the years ended
                                                            December 31,
                                                     ---------------------------
                                                       2000      1999       1998
--------------------------------------------------------------------------------
Fixed maturities ................................    $   43      $  3     $  198
Equity securities ...............................     8,722      (155)        54
                                                     ---------------------------
 Net realized investment gains (losses) .........    $8,765     $(152)      $252
                                                     ===========================

     Gross realized gains relating to fixed maturities were $60,000, $3,000 and $213,000 for the years ended December 31, 2000, 1999 and 1998, respectively. Gross realized losses relating to fixed maturities were $17,000 and $15,000 for the years ended December 31, 2000 and 1998, respectively. Gross realized gains relating to equity securities were $8,734,000 and $54,000 for the years ended December 31, 2000 and 1998, respectively. Gross realized losses relating to equity securities were $12,000 and $155,000 for the years ended December 31, 2000 and 1999, respectively.

     Net investment income for the past three years was as follows (dollars in thousands):

                                                       For the years ended
                                                           December 31,
                                                --------------------------------
                                                  2000         1999         1998
--------------------------------------------------------------------------------
Fixed maturities ...........................    $8,621       $7,454       $8,032
Short term investments .....................       717          363          279
Other, net .................................       119           61            2
                                                --------------------------------
  Total investment income ..................     9,457        7,878        8,313
Less: Investment expense ...................       131          101          139
                                                --------------------------------
  Net investment income ....................    $9,326       $7,777       $8,174
                                                ================================

     There were no investments with a carrying value greater than ten percent of stockholders' equity as of December 31, 2000, 1999, or 1998.

     In compliance with state insurance laws and regulations, securities with a fair value of approximately $44 million, $41 million and $51 million at December 31, 2000, 1999, and 1998, respectively, were on deposit with various states or governmental regulatory authorities. In addition, at December 31, 2000, 1999, and 1998, respectively, investments with a fair value of $6.5 million, $6.6 million and $6.9 million were held in trust or as collateral under the terms of certain reinsurance treaties and letters of credit.

                 DANIELSON HOLDING CORPORATION AND SUBSIDIARIES

6)   FOREIGN CURRENCY TRANSLATION AND FOREIGN INVESTMENTS

     During 1998, NAICC invested approximately $10.3 million in Japanese yen based equity securities. During the second quarter of 1998, NAICC purchased a foreign currency option at a cost of $155,000 to sell Japanese yen at a fixed price on a given date in April 1999. The foreign currency option expired in April 1999, resulting in a realized loss of $155,000. The foreign currency option is considered a derivative instrument. Foreign currency translation gain as of December 31, 2000 and 1999 was $1.1 million and $2 million, respectively. Foreign currency translation gain as of December 31, 1998 was $855,050, net of an unrealized loss on the foreign currency option for 1998 of $150,000.

     Assets and liabilities relating to investments in foreign corporations are translated into U.S. dollars using current exchange rates; revenues and expenses, if any, are translated into U.S. dollars using the average exchange rate for the month when incurred. Translation gains and losses, net of applicable taxes, are excluded from income and included in net unrealized loss, reported as accumulated other comprehensive income (loss) in stockholders' equity.

7)   STOCKHOLDERS' EQUITY

     On August 12, 1999, pursuant to a Stock Purchase and Sale Agreement with Samstock, L.L.C. ("Samstock"), which agreement was assigned with the Company's consent by Samstock to its sole member, SZ Investments, L.L.C. ("SZ"), pursuant to an amendment and assignment agreement (such Purchase and Sale Agreement, as amended and assigned, the "Purchase Agreement"), the Company sold to SZ, for consideration of $9 million, 2,000,000 shares of Common Stock and a four year warrant (subject to extension in certain circumstances) to purchase an additional 2,000,000 shares of Common Stock at $4.75 per share. The warrant is subject to two types of downward price adjustments: (1) A pro-rata price adjustment if DHC issues additional shares for less than $4.75; (2) A formulaic adjustment to the warrant purchase price if certain insurance liabilities are actually paid in excess of $5 million of what was reported on the balance sheet at December 31, 1998. In order to provide sufficient available shares of Common Stock for this transaction, on July 20, 1999, DHC's stockholders approved an amendment to DHC's Certificate of Incorporation increasing DHC's authorized common stock from 20,000,000 shares to 100,000,000 shares. The stockholders also approved amendments to eliminate cumulative voting for Directors and to eliminate a prohibition on issuing non-voting equity securities.

     On December 29, 2000 and 1999, the Company sold, for aggregate cash consideration of $3,073,875 and $4,162,500, respectively, 819,700 and 900,000 newly issued shares of Common Stock, respectively. The sales were private placements to accredited investors made pursuant to Regulation D under the Securities Act of 1933. In 2000 and 1999, brokerage commissions of $33,900 and $54,000, respectively, were paid to M.J. Whitman, Inc., an affiliate of DHC, in connection with the placement of certain of those shares by M.J. Whitman, Inc.

     As of December 31, 2000, there were 19,306,694 shares of Common Stock issued of which 19,295,954 were outstanding; the remaining 10,740 shares of Common Stock issued but not outstanding are held as treasury stock. In connection with efforts to preserve the Company's net operating tax loss carryforwards, DHC has imposed restrictions on the ability of holders of five percent or more of DHC Common Stock to transfer the Common Stock owned by them and to acquire additional Common Stock, as well as the ability of others to become five percent stockholders as a result of transfers of Common Stock.

8)   INCOME TAXES


     DHC files a Federal consolidated income tax return with its subsidiaries. DHC's Federal consolidated income tax return includes the taxable results of certain grantor trusts. These trusts were established by certain state insurance regulators and the courts as part of the 1990 reorganization from which the Mission Insurance Group, Inc. ("Mission") emerged from Federal bankruptcy and various state insolvency court proceedings as DHC. These trusts were created for the purpose of assuming various liabilities of their grantors, certain present and former subsidiaries of DHC (the "Mission Insurance Subsidiaries"). This allowed the state regulators to administer the continuing run-off of Mission's insurance business, while DHC and the Mission Insurance Subsidiaries were released, discharged and dismissed from the proceedings free of any claims and liabilities of any kind, including any obligation to provide further funding to the trusts. The agreements establishing the trusts provide the grantor of each trust with a certain "administrative power" which, as specified in Section 675(4)(C) of the Internal Revenue Code, requires that DHC include the income and deductions of each trust on its consolidated Federal income tax returns. This was to ensure that DHC's net operating loss carryforward would remain available to offset any post-restructuring taxable income of the trusts, thereby maximizing  the amounts  available  for  distribution  to trust  claimants.  The
Insurance Commissioner of the State of California and the Director of the Division of Insurance of the State of Missouri, as the trustees, have sole management authority over the trusts. Neither DHC nor any of its subsidiaries has any power to control or otherwise influence the management of the trusts nor do they have any rights with respect to the selection or replacement of the trustees. At the present time, it is not anticipated that any of the Mission Insurance Subsidiaries will receive any distribution with regard to their residual interests in the existing trusts. Since DHC does not have a controlling financial interest in these trusts, they are not consolidated with DHC for financial statement purposes.

     As of the close of 2000, the Company had a consolidated net operating loss carryforward of approximately $899 million for Federal income tax purposes. This estimate is based upon Federal consolidated income tax losses for the periods through December 31, 1999 and an estimate of 2000 taxable results. The net operating loss carryforward will expire in various amounts, if not used, between 2001 and 2019. The Internal Revenue Service has not audited any of the Company's tax returns for any of the years during the carryforward period including those returns for the years in which the losses giving rise to the net operating loss carryforward were reported.

     SFAS No. 109, which provides guidance on reporting for income taxes, requires the establishment of a valuation allowance to reflect the likelihood of realization of deferred tax assets. Pursuant to SFAS No. 109, DHC makes periodic determinations of whether it is "more likely than not" that all or a portion of the Company's deferred tax assets will be realized. In making these determinations, the Company considers all of the relevant factors, both positive and negative, which may impact upon its future taxable income including the size and operating results of NAICC, the competitive environment in which NAICC operates and the impact of the grantor trusts. Exclusive of the trusts' activities, the Company has generated cumulative taxable losses on a historical basis. Over the past several years, the Company's insurance and holding company operations have been generating combined losses exclusive of net investment income, net realized gains and the trusts' activities. Therefore, due to the absence of a reliable taxable income stream, the Company has recorded a valuation allowance for the amount by which its deferred tax assets exceeds its deferred liabilities and, as a result, the Company has not recorded any liability or asset for deferred taxes.

     See Note 7 "STOCKHOLDERS' EQUITY" for a description of certain restrictions on the transfer of Common Stock.



     The Company's net operating tax loss carryforwards will expire, if not used, in the following amounts in the following years (dollars in thousands):

                 Year Ending               Amount of Carryforward
                December 31,                      Expiring

         -------------------------------------------------------------

                    2001......................153,397
                    2002......................139,613
                    2003...................... 60,849
                    2004...................... 69,947
                    2005......................106,225
                    2006...................... 92,355

                 DANIELSON HOLDING CORPORATION AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           ---------------------------
                        DECEMBER 31, 2000, 1999, AND 1998
                                   (CONTINUED)

                    2007......................89,790
                    2008......................31,688
                    2009......................39,689
                    2010......................23,600
                    2011......................19,755
                    2012......................38,255
                    2019......................33,636
                                           ----------
                                            $898,799
                                           ==========


     The Company has made provisions for certain state and other taxes. Tax filings for these jurisdictions do not consolidate the activity of the trusts referred to above, and reflect preparation on a separate company basis.

     Tax expense consists of the following amounts (dollars in thousands):

                                                        For the years ended
                                                            December 31,
                                                 -------------------------------
                                                  2000        1999         1998
--------------------------------------------------------------------------------
Federal income tax ...........................     $ --       $  --        $  --
State and other ..............................      134          41           10
                                                 -------------------------------
                                                   $134       $  41        $  10
                                                 ===============================

     The following reflects a reconciliation of income tax expense computed by applying the applicable Federal income tax rate of 34 percent to continuing operations for 2000, 1999 and 1998, as compared to the provision for income taxes (dollars in thousands):

                                                  For the years ended
                                                      December 31,
                                       -----------------------------------------
                                          2000            1999            1998
--------------------------------------------------------------------------------
Computed "expected"
  tax expense......................   $    396          $    462      $     794
Change in valuation allowance .....    (89,394)          (56,837)       (12,573)
Decrease (increase) in losses
  from the trusts..................     30,303           (13,289)         7,125
Expiring NOL.......................     60,209            69,315          4,944
State and other tax expense........        134                41             10
Other, net.........................     (1,514)              349           (290)
                                       -----------------------------------------
Total income tax expense...........     $  134          $    41        $    10
                                       =========================================

     The tax effects of temporary differences that give rise to the deferred tax assets and liabilities at December 31, 2000 and 1999, respectively, are presented as follows (dollars in thousands):

                                                         For the years ended
                                                             December 31,
                                                       ------------------------
                                                           2000            1999
-------------------------------------------------------------------------------
Deferred tax assets

  Loss reserve discounting .........................    $   5,347      $  5,032
  Unearned premiums ................................        1,605           984
  Net operating loss
    carryforwards ..................................      305,592       395,800
  Allowance for doubtful
    accounts .......................................          200            93
  Policyholder dividends ...........................          124           277
  Unrealized loss on available-
    for-sale securities ............................           72           713
  Capital loss carryforwards .......................           --         1,463
  Other ............................................          169           164
  AMT credit carryforward ..........................        1,986           375
                                                       ------------------------
  Total gross deferred tax asset ...................      315,095       404,901
  Less: Valuation allowance ........................     (313,616)     (403,649)
                                                       ------------------------
  Total deferred tax asset .........................    $   1,479      $  1,252
                                                       ------------------------
Deferred tax liabilities

  Deferred acquisition costs .......................        1,246           857
  Difference in tax basis
    of bonds .......................................          166           127
  Difference in tax basis of
    property and equipment .........................           67           268
                                                       ------------------------
  Total deferred tax liability .....................        1,479         1,252
                                                       ------------------------
  Net deferred tax asset ...........................    $      --      $     --
                                                       ========================


9)   EMPLOYEE BENEFIT AND STOCK OPTION PLANS

1990 STOCK OPTION PLAN

     The 1990 Stock Option Plan (the "1990 Plan") of DHC was intended to attract, retain and provide incentives to key employees of DHC by offering them an opportunity to acquire or increase a proprietary interest in DHC. Options under the 1990 Plan were granted to existing officers or employees of DHC. Options under and outside the 1990 Plan would have been granted for, in the aggregate, the purchase of up to 2,030,000 shares of Common Stock.

     On March 13, 1991, options to purchase an aggregate of 630,000 shares were granted with an exercise price of $3.00 per share, the arithmetic average of the closing prices of the Common Stock on the American Stock Exchange for the 30 days prior to the date of grant. An additional 630,000 options were granted outside the 1990 Plan as of that date to Junkyard Partners, L.P. ("Junkyard Partners"), upon similar terms as those granted on that date under the 1990 Plan. During 1994, Junkyard Partners transferred 257,910 of its 630,000 options to one of its limited partners. On December 29, 1994, DHC issued 257,910 restricted shares of Common Stock upon the exercise of such transferred options. In connection therewith, DHC received a total exercise price of $773,730. Effective May 19, 1995, DHC purchased 69,453 of the remaining 372,090 options

                 DANIELSON HOLDING CORPORATION AND SUBSIDIARIES
to purchase Common Stock owned by Junkyard Partners. The options were exercisable at the time of such purchase and otherwise would have expired on March 13, 2001. The aggregate purchase price paid by DHC for the options was approximately $286,500, which was equal to the difference between the closing price of Common Stock on May 19, 1995 ($7.125 per share), the effective date of such purchase, and the exercise price of such options ($3.00 per share), or $4.125 per share. Effective November 12, 1997, DHC purchased 20,920 of the remaining 302,637 options to purchase Common Stock owned by Junkyard Partners. The options were exercisable at the time of such purchase and otherwise would have expired on March 13, 2001. The aggregate purchase price paid by DHC for the options was $107,215, which was equal to the difference between the closing price of Common Stock on November 12, 1997 ($8.125 per share), the effective date of such purchase, and the exercise price of such options ($3.00 per share), or $5.125 per share.

     On September 16, 1991, DHC granted, outside the 1990 Plan, options to purchase an aggregate of 140,000 shares of Common Stock with an exercise price of $3.63, the arithmetic average of the closing prices of the Common Stock on the American Stock Exchange for the thirty days prior to the date of grant. On this date, the Compensation Committee of the Board of Directors of DHC resolved that it intended to refrain from granting any additional options under the 1990 Plan.

     On June 13, 1997, options to purchase 210,000 shares of Common Stock granted under the 1990 Plan were exercised at their exercise price of $3.00. As a result, DHC received $630,000.

     As of December 31, 2000, 841,717 options granted under and outside the 1990 Plan were exercisable and unexercised. All such options expire ten years after the date of grant. The Board of Directors has voted to seek shareholder approval for an extension of 140,000 of these options held by three current directors for a term of an additional ten years.

1995 STOCK AND INCENTIVE PLAN

     The 1995 Stock and Incentive Plan (the "1995 Plan") is a qualified plan which provides for the grant of any or all of the following types of awards:
stock options, including incentive stock options and non-qualified stock options; stock appreciation rights, whether in tandem with stock options or freestanding; restricted stock; incentive awards; and performance awards. The purpose of the 1995 Plan is to enable DHC to provide incentives to increase the personal financial identification of key personnel with the long term growth of the Company and the interests of DHC's stockholders through the ownership and performance of DHC's Common Stock, to enhance the Company's ability to retain key personnel, and to attract outstanding prospective employees and Directors. The 1995 Plan became effective as of March 21, 1995. No incentive stock options may be granted under the 1995 Plan after March 21, 2005. The 1995 Plan will remain in effect until all awards have been satisfied or expired. The aggregate number of shares of Common Stock which may be issued under the 1995 Plan, or as to which stock appreciation rights or other awards may be granted, may not exceed 1,700,000.

     On April 25, 1995, options to purchase 40,000 shares were granted under the 1995 Plan. The exercise price for such options is $7.00 per share (the mean of the high and low prices of the Common Stock on the American Stock Exchange on the date of grant).

     On January 15, 1996, options to purchase an aggregate of 158,900 shares of Common Stock were granted under the 1995 Plan. The exercise price for such options is $6.6875 per share (the mean of the high and low prices of the Common Stock on the American Stock Exchange on the date of grant). In 1997, 22,800 of such options expired. In 1999, 10,000 of such options expired.

     On September 17, 1996, options to purchase an aggregate of 120,000 shares of Common Stock were granted under the 1995 Plan. The exercise price for such options is $5.50 per share (the mean of the high and low prices of the Common Stock on the American Stock Exchange on the date of grant). On September 19, 1996, options to purchase an aggregate of 125,000 shares of Common Stock were granted under the 1995 Plan. The exercise price for such options is $5.6875 per share (the mean of the high and low prices of the Common Stock on the American Stock Exchange on the date of grant). In 1997, 1,500 of such options expired. In 2000, 5,000 of such options expired.

     On December 17, 1996, options to purchase an aggregate of 35,000 shares of Common Stock were granted under the 1995 Plan. The exercise price for all of such options is $4.9375 per share (the mean of the high and low prices of the Common Stock on the American Stock Exchange on the date of grant). In 1999, 10,000 of such options expired.

     On March 31, 1997, options to purchase 6,100 shares of Common Stock were exercised at their exercise price of $6.6875. As a result, DHC received $40,794.

     On July 1, 1997, options to purchase an aggregate amount of 10,000 shares of Common Stock were granted under the 1995 Plan. The exercise price for such options is $8.0625 (the mean of the high and low prices of the Common Stock on the American Stock Exchange on the date of the grant). In 1999, all of such options expired.

     On December 15, 1997, options to purchase an aggregate amount of 155,000 shares of Common Stock were granted under the 1995 Plan. The exercise price for such options is $7.0625 (the mean of the high and low prices of the Common Stock on the American Stock Exchange on the date of the grant). In 1999, 7,500 of such options expired. In 2000, 5,000 of such options expired.

     On December 2, 1998, options to purchase an aggregate amount of 167,500 shares of Common Stock were granted under the 1995 Plan. The exercise price for such options is $3.65625 (the mean of the high and low prices of the Common

                 DANIELSON HOLDING CORPORATION AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           ---------------------------
                        DECEMBER 31, 2000, 1999, AND 1998
                                   (CONTINUED)

Stock on the American Stock Exchange on the date of the grant). In 1999, 5,000 of such options expired. In 2000, 10,000 of such options expired.

     On December 8, 1999, options to purchase an aggregate amount of 142,500 shares of Common Stock were granted under the 1995 Plan. The exercise price for such options is $5.3125 (the mean of the high and low prices of the Common Stock on the American Stock Exchange on the date of the grant). In 2000, 10,000 of such options expired.

     On December 12, 2000, options to purchase an aggregate amount of 192,500 shares of Common Stock were granted under the 1995 plan. The exercise price for such options is $4.00 (the mean of the high and low prices of the Common Stock on the American Stock Exchange on the date of the grant). The Board of Directors has voted to seek shareholder approval and ratification of an amendment to the plan that will allow an additional grant of options to purchase 40,000 shares of Common Stock for each qualified outside Director. If that amendment is approved by shareholders and these grants are ratified, an additional 200,000 options shall be deemed issued as of December 12, 2000 at an exercise price of $4.00. At present, these options are not exercisable.

     As of December 31, 1999, 731,000 options granted under the 1995 Plan were exercisable. Options granted under the 1995 Plan generally become exercisable over three years and expire ten years after the date of grant.

     The Company applies APB Opinion 25 and Related Interpretations in accounting for the Stock Option Plans. Accordingly, no compensation cost has been recognized. Had compensation cost been determined based on the fair value at the grant date of the options consistent with the method of SFAS Statement 123, the net income and earnings per share would have been reduced to the pro forma amounts indicated below (dollars in thousands except per share amounts):

                                             2000           1999           1998
--------------------------------------------------------------------------------
Net income

  As reported ........................    $ 1,030         $1,255         $2,301
  Pro forma ..........................    $   733            987          1,827
Diluted earnings  per share
  As reported ........................    $  0.05         $ 0.07         $ 0.14
  Pro forma ..........................    $  0.04           0.06           0.11

     The fair value of the option grants are estimated as of the date of grant using the Black-Scholes option pricing model with the following assumptions: dividend yield of 0% per annum; an expected life of approximately 8 years; expected volatility of 36%-59%; and a risk free interest rate of 6%. The pro forma effect on net income may not be representative of the effects on net income for future years.

EMPLOYEE BENEFIT PLANS

     KCP maintains an Employee Stock Ownership Plan ("ESOP") of KCP and Subsidiaries covering all of its employees. The ESOP originally acquired common stock of KCP in February 1990, financed by a loan from KCP in the principal amount of $998,000 bearing interest at an annual rate of ten percent. Shares of DHC Common Stock were substituted for the KCP stock held by the ESOP as of December 31, 1991. The loan, which is guaranteed by KCP and collateralized by the DHC Common Stock held by the ESOP, was paid in full during 1997. All shares have been released from collateral and allocated to employees. All of the shares of Common Stock held by the ESOP are deemed to be outstanding for earnings per share computations. KCP has elected to include the value of the Common Stock allocated annually to participants under the ESOP in the calculation of its matching contribution to the KCP and Subsidiaries Salary Deferred Plan and Trust ("401(k) Plan"). The participating employers contributed 50 percent of the first six percent of employee-contributed compensation to the 401(k) Plan. The shares of Common Stock owned by the ESOP as of December 31, 2000 and 1999 were 60,728 and 76,893, respectively.

     KCP maintains a non-contributory defined benefit pension plan (the "Pension Plan") covering substantially all of its employees. Benefits under the Pension Plan are based on an employee's years of service and average final compensation. The funding policy of the Pension Plan provides for the participating employers to contribute the minimum pension costs equivalent to the amount required under the Employee Retirement Income Security Act of 1974, as amended, and the Internal Revenue Code of 1986, as amended. Vested benefits under the Pension Plan are fully funded. Any liability associated with the Pension Plan is reflected in the Company's Consolidated Financial Statements.

     The following table sets forth the Pension Plan's funded status at December 31, 2000 and 1999, valued at January 1, 2001 and 2000, respectively (dollars in thousands):

                                                         2000           1999
-------------------------------------------------------------------------------
Actuarial present value of benefit obligations:
  Accumulated benefits obligation,
  including vested benefits of $1,482
  for 2000 and $1,560 for 1999 .....................   $  1,766        $  1,749
                                                       ========================

Projected benefit obligation .......................   $  1,769        $  1,793
Plan assets at fair value ..........................      1,235           1,399
                                                       ------------------------
  Projected benefit obligation in excess
  of plan assets ...................................       (534)           (394)
Unrecognized net loss ..............................        201              76
Unrecognized prior service cost ....................         41              49
Adjustment required to recognize
  minimum liability ................................         --              --
                                                       ------------------------
  (Accrued) prepaid pension cost ...................   $   (292)       $   (269)
                                                       ========================

                 DANIELSON HOLDING CORPORATION AND SUBSIDIARIES

     Net pension costs for the years ended December 31, 2000, 1999, and 1998 include the following components:

                                                       For the years ended
                                                           December 31,
                                                 ------------------------------
                                                    2000        1999       1998
--------------------------------------------------------------------------------
                                                                        -------
Service cost ................................    $   250     $  243      $  207
Interest cost ...............................        116        112         133
Expected (return) loss on plan assets .......        (25)      (101)       (128)
Net amortization and deferral ...............        (65)         8           8
                                                 ------------------------------
  Net pension cost ..........................    $   276     $  262      $  220
                                                 ==============================

     The Pension Plan's assets consist of U.S. Government obligations, registered equity mutual funds and insured certificates of deposit. The average discount rate used in determining the actuarial present value of the projected benefit obligation was 7.25 percent for 2000 and 1999 and 7.0 percent for 1998 . The projected long-term rate of return on assets was 7.5 percent for 2000, 1999 and 1998. The average rate of compensation increase used in determining the actuarial present value of the projected benefit obligation was 4.5 percent for 2000, 1999 and 1998.

     The following tables provide a reconciliation of the changes in the Pension Plan's benefit obligation and the fair value of plan assets as of December 31, 2000 and 1999 (dollars in thousands):

                                                           2000            1999
-------------------------------------------------------------------------------
Reconciliation of Benefit Obligation

  Benefit Obligation, beginning of year ............   $  1,793        $  1,801
  Service Cost .....................................        250             243
  Interest Cost ....................................        116             112
  Actuarial (gain) loss ............................         53               9
  Benefits paid ....................................       (443)           (372)
                                                       ------------------------
     Benefit Obligation, end of year ...............   $  1,769        $  1,793
                                                       ========================
Reconciliation of Plan Assets

  Plan Assets, beginning of year ...................   $  1,399        $  1,490
  Actual return on plan assets .....................         25             101
  Employer contributions ...........................        254             180
  Benefits paid ....................................       (443)           (372)
                                                       ------------------------
     Plan Assets, end of year ......................   $  1,235        $  1,399
                                                       ========================

     The prior service costs are amortized on a straight-line basis over the average remaining service period of active participants. Gains and losses in excess of 10 percent of the greater of the benefit obligation and the fair value of related plan assets are amortized over the average remaining service period of active participants. NAICC recognized $281,777, $134,745 and $246,838 in accrued pension benefit for the years ended December 31, 2000, 1999 and 1998, respectively.

     KCP maintains a 401(k) Plan in which all employees of KCP are eligible to participate. Under the 401(k) Plan, employees may elect to contribute up to 20 percent of their eligible compensation to a maximum dollar amount allowed by the IRS. KCP and subsidiaries contributed 50 percent of the first six percent of employee-contributed compensation. The participating employers have opted to include the value of the Common Stock allocated annually to participants under the ESOP in the calculation of their matching contribution. In 1999, 1998 and 1997, the employers' matching obligation to the 401(k) Plan was satisfied through ESOP shares, cash and forfeitures totaling $146,000, $129,000, and $156,000, respectively, in value.

10)  LEASES

     DHC and its subsidiaries and affiliates have entered into various non-cancelable operating lease arrangements for office space and data processing equipment. The terms of the operating leases generally contain renewal options and escalation clauses based on increases in operating expenses and other factors. Rent expense under operating leases was $1.6 million for each of the years ended December 31, 2000 and 1999 and $1.5 million for the year ended December 31, 1998. At December 31, 2000, future net minimum operating lease rental payment commitments were as follows (dollars in thousands):

Years Ending                                             Minimum Operating Lease
December 31,                                                 Rental Payments
--------------------------------------------------------------------------------

2001.................................................            $1,396
2002.................................................             1,319
2003.................................................               654
2004.................................................               433
2005 and thereafter..................................                --
                                                                 ------
Total commitments....................................            $3,802
                                                                 ======

                 DANIELSON HOLDING CORPORATION AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           ---------------------------
                        DECEMBER 31, 2000, 1999, AND 1998
                                   (CONTINUED)

11)  ALLOWANCES

     The following table sets forth the activity related to the premiums and fees receivable at December 31, 2000 and 1999:


                                                           2000            1999
                                                      --------------------------
Beginning Balance:                                    $ 274,028       $ 135,853
  Increase to Allowance Charges to Expenses             726,426         444,244
  Increase to Allowance Charges to Other Accounts        24,868              --
  Deductions                                           (437,693)       (306,069)
                                                      --------------------------
Ending Balance                                        $ 587,629       $ 274,028
                                                      ==========================

     The increase in the allowance and related reductions to the allowance during the year are attributable to the growth in our automobile programs that have premium installment features. In conjunction with the increased installment premiums the Company experienced increased collection efforts relating to such
premiums,   especially  for   non-standard   policies.


12) COMMITMENTS AND CONTINGENCIES

     NAICC is involved in litigation relating to losses arising from insurance contracts in the normal course of business which are provided for under "unpaid losses and loss adjustment expenses." NAICC also is involved in other litigation relating to environmental claims as well as general corporate matters. While litigation is by nature uncertain, management, based in part on advice from counsel, believes that the ultimate outcome of these actions will not have a material adverse effect on the consolidated financial position of DHC.

On June 22, 1999, the Missouri Court of Appeals reversed a decision to award interest on claims under a plan of distribution of assets of the Mission Reinsurance Corporation Trust (the "Trust"). The effect of the decision of the Court of Appeals would have been to return to the Company the surplus existing in the Trust, which was one of the trusts that had been created in connection with the insolvency and reorganization of Mission Insurance Group, Inc. and its subsidiaries from which the Company emerged, which surplus was believed to approximate $14 million. The Missouri Department of Insurance appealed the decision of the Court of Appeals and the decision was reversed by the Supreme Court of Missouri. As a result, the Missouri Department of Insurance is permitted to pay interest on claims, and it is anticipated that there will be no surplus remaining in the Trust after payment of the interest.

13) RELATED PARTY TRANSACTIONS

     DHC shares certain personnel and facilities with several affiliated and unaffiliated companies who have certain common directors and officers, and certain expenses are allocated among the various entities. Personnel costs are allocated based upon actual time spent on DHC's business. Costs relating to office space and equipment are allocated based upon actual usage. Management believes the methodolgy used for allocation is appropriate. Total expenses allocated to DHC from affiliated entitites were $1,309,748, $1,193,941 and $1,168,226, for the years 2000, 1999 and 1998, respectively.

     Samuel Zell, the Chairman of the Board of DHC is the Chairman of Equity Group Investments, LLC ("EGI"). DHC has entered into a non-exclusive investment advisory agreement with EGI, pursuant to which EGI has agreed to provide certain investment banking services to the Company in connection with potential transactions. For these services, DHC pays an annual fee of $125,000 to EGI. In the event that any transaction is consummated for which the Acquisition Committee of DHC's Board of Directors determines that EGI provided material services, DHC will pay to EGI a fee in the amount of 1% of the consideration paid by DHC in connection with such transaction. Samuel Zell and Willaim Pate, who serves as Director of Mergers and Acquisitions for EGI, are both members of DHC's four member Acquisition Committee. DHC has also agreed to reimburse, upon request, EGI's out-of-pocket expenses related to the investment advisory agreement.

                 DANIELSON HOLDING CORPORATION AND SUBSIDIARIES

                          INDEPENDENT AUDITORS' REPORT

                           ---------------------------


The Board of Directors and Stockholders
Danielson Holding Corporation

     We have audited the accompanying consolidated balance sheets of Danielson Holding Corporation and subsidiaries as of December 31, 2000 and 1999, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2000. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

     We conducted our audits in accordance with auditing standards generally acccepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Danielson Holding Corporation and subsidiaries as of December 31, 2000 and 1999, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2000, in conformity with accounting principles generally acccepted in the United States of America.

/s/ KPMG LLP

New York, New York
March 7, 2001

                     RESPONSIBILITY FOR FINANCIAL REPORTING

                           ---------------------------


     The Consolidated Financial Statements of Danielson Holding Corporation and subsidiaries are the responsibility of the Company's management, and have been prepared in accordance with accounting principles generally accepted in the United States of America. To help ensure the accuracy and integrity of its financial data, the Company maintains a strong system of internal controls designed to provide reasonable assurances that assets are safeguarded and that transactions are properly executed and recorded. The internal control system and compliance therewith are monitored by the Company's financial management.

     The Consolidated Financial Statements have been audited by the Company's independent auditors, KPMG LLP. The independent auditors, whose appointment by the Board of Directors was ratified by the Company's stockholders, express their opinion on the fairness of presentation, in all material respects, of the Company's Consolidated Financial Statements based on procedures which they consider to be sufficient to form their opinion.

     The Audit Committee of the Board of Directors meets periodically with representatives of KPMG LLP and the Company's financial management to review accounting, internal control, auditing and financial reporting matters.

                 DANIELSON HOLDING CORPORATION AND SUBSIDIARIES

                            QUARTERLY FINANCIAL DATA

                           ---------------------------
                                   (UNAUDITED)

     The following table presents unaudited quarterly financial data for the years ended December 31, 2000 and 1999. In the opinion of management, all adjustments necessary to present fairly the results of operations for such periods are reflected. Total revenues and net income include gains on sales of investments. Quarterly financial results are not necessarily indicative of the results that may be expected for the year and hence, caution should be used in drawing conclusions from quarterly consolidated results.

(In thousands,                           First    Second      Third     Fourth
except per share amounts)               Quarter   Quarter    Quarter    Quarter
--------------------------------------------------------------------------------
2000:

TOTAL REVENUES ....................... $20,859    $18,952    $21,389    $25,037
NET INCOME ...........................   3,435      1,324      1,267     (4,996)
NET INCOME PER DILUTED SHARE .........     .18        .07        .07       (.27)

1999:

Total revenues ....................... $14,585    $14,312    $15,415    $26,846
Net income ...........................     101        266        466        422
Net income per diluted share .........     .01        .01        .03        .02




                               STOCK MARKET PRICES

                           ---------------------------

     Danielson  Holding  Corporation  Common  Stock is listed  and traded on the
American  Stock  Exchange   (symbol:   DHC).  On  March  21,  2001,  there  were
approximately 1,361 holders of record of Common Stock.

     The following table sets forth the high, low and closing stock prices of the Company's Common Stock for the last two years, as reported on the American Stock Exchange Composite Tape.

                                   2000                           1999
                          ------------------------------------------------------
                          HIGH     LOW     CLOSE        High      Low    Close
                          ------------------------------------------------------
First Quarter..........   7 3/8    4 3/4   6 3/8        4 5/8    2 7/8   2 7/8
Second Quarter.........   6 1/4    4 5/8   4 7/8        5 3/4    2 7/8   5 3/8
Third Quarter..........   5        3 7/8   4 2/16       7 1/2    5 1/4   5 5/8
Fourth Quarter.........   4 9/16   3 9/16  4 9/16       6 1/8    4 5/8   5 3/4
                          ------------------------------------------------------

                 DANIELSON HOLDING CORPORATION AND SUBSIDIARIES

CORPORATE OFFICERS

Martin J. Whitman
Chief Executive Officer

David M. Barse
President and
Chief Operating Officer

Michael T. Carney
Chief Financial Officer and Treasurer

W. James Hall
General Counsel and Secretary

BOARD OF DIRECTORS

David M. Barse
President and
Chief Operating Officer,
Danielson Holding Corporation

Stanley J. Garstka
Deputy Dean and Professor in
the Practice of Management,
Yale University School of Management

Eugene M. Isenberg
Chairman of the Board and
Chief Executive Officer,
Nabors Industries, Inc.

William Pate
Director of Mergers and Acquisitions,
Equity Group Investments, LLC

Joseph F. Porrino
Counsellor to the President,
New School University

Frank B. Ryan
Professor of Mathematics,
Rice University

Wallace O. Sellers
Vice Chairman and Director,
Enhance Financial
Services Group, Inc.

Martin J. Whitman
Chief Executive Officer,
Danielson Holding Corporation

Samuel Zell
Chairman,
Equity Group Investments, LLC

Harry LeVine
State of California
Department of Insurance

Form 10-K

A copy of Danielson's Form 10-K as filed with the Securities and Exchange Commission may be obtained without charge by writing to:

Danielson Holding Corporation
767 Third Avenue - Fifth Floor
New York, NY 10017-2023
Attention: Lisa Morris
Investor Relations

212/888-0347

Stock Transfer Agent and Registrar
American Stock Transfer and Trust Company
40 Wall Street

New York, NY 10005
718/921-8261

Independent Certified
Public Accountants

KPMG LLP

757 Third Avenue
New York, NY 10017